

Spire Inc.
2025 Proxy Statement

Notice of Annual Meeting of Shareholders



To safely and reliably serve the natural gas needs of our customers and communities.



Table of contents

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Message from Our Chair

Dear Fellow Shareholders:

We are pleased to invite you to attend Spire's 2025 Annual Meeting of Shareholders, which is scheduled for Thursday, January 29, 2026, at 8:30 a.m. Central Standard Time. This year's meeting will be held virtually, and the accompanying proxy information outlines how to participate in the meeting, as well as the matters that will be voted on at the meeting.

On behalf of the Board of Directors, thank you for your investment in Spire Inc. ("Spire" or "Company") and your trust in our ability to continue to guide the Company to success. This year, as a Company, we successfully delivered value for our shareholders, achieving basic adjusted earnings of $4.45 per share. We also voted to increase our annual dividend for the twenty-third year in a row to $3.30 per common share, up from $3.14 per common share in calendar year 2025.

Fiscal year 2025 was a year of both change and opportunity. Scott E. Doyle became president and chief executive officer of Spire, effective April 24, in a seamless leadership transition that was a result of a successful succession planning process. Under Mr. Doyle's leadership, Spire is well-positioned for the future. In September, Spire announced the selection of Steven C. Greenley as the Company's new chief operating officer, effective October 13, 2025.

Throughout these transitions, the Company has continued to focus on growing our businesses organically, investing in infrastructure and driving continuous improvement. With a commitment to operational excellence through consistently executing our business strategy, we continue to execute our robust capital investment plan and manage costs as part of our customer affordability initiatives.

With an eye toward the future, on July 29, 2025, Spire announced its agreement with Duke Energy to acquire the Piedmont Natural Gas Tennessee business. This strategic acquisition is expected to close in early 2026 and will significantly enhance Spire's scale by expanding its utility footprint in a constructive regulatory environment and by further diversifying its utility portfolio.

In April 2025, the Missouri legislature passed legislation modernizing the regulatory rate setting mechanism. In September 2025, the Missouri Public Service Commission approved a unanimous stipulation and agreement, a positive conclusion to the rate case filed by Spire Missouri in November 2024.

The Board continues to focus on its oversight responsibilities with an emphasis on identification and mitigation of material risks, while further developing and overseeing implementation of the Company's strategy. The Board remains committed to ensuring the Board comprises directors who are independent, committed, capable, experienced and accountable to our shareholders.

At Spire, we remain focused on advancing our sustainability efforts and disclosing information about our progress. We invite you to review our 2024 Sustainability Report, released in June 2025, which can be found on our website at SpireEnergy.com/Sustainability, for more information about these efforts.

At the core of our mission is our unwavering commitment to safely and reliably serving the natural gas needs of our customers and communities. As demand for energy continues to increase, natural gas serves as the cornerstone of energy affordability for our customers and is critical to our nation's energy independence and economic growth.

On behalf of the Board of Directors, thank you for your investment in Spire, and I encourage you to attend our virtual shareholder meeting.

Sincerely,

Rob L. Jones

Rob L. Jones
Chair of the Board
Spire Inc.

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Notice of Annual Meeting of Shareholders

January 29, 2026

8:30 a.m. Central Standard Time (CST)

How to attend the virtual shareholder meeting

As in prior years, the 2025 Annual Meeting of Shareholders will be held in a virtual format only with no physical location. We invite you to attend the meeting virtually. Shareholders who held shares as of the record date may attend the meeting online by logging in at www.virtualshareholdermeeting.com/SR2026 on the date and time provided in this notice. You will not be permitted to attend in person. To attend the virtual meeting, you will need your 16-digit control number included in your Notice of Internet Availability of Proxy Materials, on your proxy card or in the instructions that accompany your proxy materials.

The live audio webcast for the meeting will begin at 8:30 a.m. CST on Thursday, January 29, 2026. Online check-in will begin at 8:15 a.m. CST.

Who can vote

The record date for the 2025 Annual Meeting of Shareholders is December 4, 2025. This means that you are entitled to receive notice of the meeting and vote your shares held as of that date during the meeting if you were a shareholder of record as of the close of business on December 4, 2025.

Proxy voting

Your vote is important. To ensure your representation at the annual meeting, please vote your shares as promptly as possible at www.proxyvote.com or by telephone at 1-800-690-6903. Alternatively, you may request a paper proxy card, which you may complete, sign and return by mail. If your shares are held by a broker, bank or nominee, please follow their voting instructions for your vote to count.

You do not need to attend the meeting online to vote if you submit your vote via proxy in advance of the meeting. A replay of the meeting will be available on virtualshareholdermeeting.com.

Items of business

1. To elect three members of the Board of Directors.
2. To provide an advisory vote to approve the compensation of our named executive officers.
3. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accountant for the 2026 fiscal year.
4. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

By Order of the Board of Directors,

Courtney Vomund

Courtney Vomund
Senior Vice President,
Chief Administrative Officer and Corporate Secretary
December 16, 2025

Proxy statement summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all the information you should consider, and you should read the entire proxy statement carefully before voting.

Who we are

We are a company of people committed to safely and reliably serving the natural gas needs of our customers and communities. This mission, along with our focus on operational excellence and doing what it takes to be an industry-leading natural gas company, is key to our success.

As one of the largest publicly traded natural gas distribution companies in the country, we have the privilege of serving more than 1.7 million homes and businesses, as well as natural gas buyers, producers, and industrial customers through our gas-related businesses. Our core values guide us in our mission and our commitment to serve:

Safety

We keep our people, company, customers and communities safe.

Inclusion

We embrace differences and foster a sense of belonging for each other and those we serve.

Integrity

We do what's right, accept accountability and hold ourselves to high standards.

Spire's fiscal year 2025 corporate performance

The following table provides information on the Company's performance in the last two fiscal years, which was a critical consideration in the Company's determination of appropriate executive compensation. For the fiscal year ended September 30, 2025, the Company reported consolidated net income of $271.7 million ($4.37 per diluted share), compared with $250.9 million ($4.19 per diluted share) in fiscal year 2024. The increase of $20.8 million was driven by higher Gas Utility income and continued growth in the Midstream segment. Net income and earnings per share ("EPS") are determined in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Management also uses the non-GAAP measure of adjusted earnings and adjusted EPS when internally evaluating and reporting results of operations as discussed on page 26 of the Company's Annual Report on Form 10-K for the year ended September 30, 2025. Adjusted earnings for fiscal year 2025 was $275.5 million ($4.44 per diluted adjusted earnings per share), up from $247.4 million ($4.13 per diluted adjusted earnings per share) for fiscal year 2024. The incremental $28.1 million reflects the same drivers noted above as adjusted to remove fair value and timing adjustments, as well as acquisition and restructuring activities. The results are discussed further beginning on page 27 of the 2025 Annual Report on Form 10-K.

In millions, except per share amounts	Gas Utility	Gas Marketing	Midstream	Other	Consolidated	Per diluted share**
Year Ended September 30, 2025						
Net income (loss) [GAAP]	$231.4	$ 33.7	$56.3	$(49.7)	$ 271.7	$ 4.37
Adjustments, pre-tax:						
Fair value and timing adjustments	—	(10.4)	—	—	(10.4)	(0.17)
Acquisition activities	—	—	—	15.2	15.2	0.26
Income tax effect of adjustments*	—	2.6	—	(3.6)	(1.0)	(0.02)
Adjusted earnings (loss) [non-GAAP]	$231.4	$ 25.9	$56.3	$(38.1)	$ 275.5	$ 4.44
Year Ended September 30, 2024						
Net income (loss) [GAAP]	$217.0	$ 32.7	$31.7	$(30.5)	$ 250.9	$ 4.19
Adjustments, pre-tax:						
Fair value and timing adjustments	—	(12.4)	—	—	(12.4)	(0.22)
Acquisition and restructuring activities	5.0	—	2.3	0.3	7.6	0.14
Income tax effect of adjustments*	(1.2)	3.1	(0.5)	(0.1)	1.3	0.02
Adjusted earnings (loss) [non-GAAP]	$220.8	$ 23.4	$33.5	$(30.3)	$ 247.4	$ 4.13

* Income tax adjustments include amounts calculated by applying federal, state, and local income tax rates applicable to ordinary income to the amounts of the pre-tax reconciling items.

** Adjusted earnings per share is calculated by replacing consolidated net income with consolidated adjusted earnings in the GAAP diluted earnings per share calculation, which includes reductions for cumulative preferred dividends and participating shares.

Our 2025 results

Net Income	Adjusted Earnings	Diluted Earnings per Share	Basic Adjusted Earnings per Share	Diluted Adjusted Earnings per Share	Dividends Declared per Common Share
$271.7M	**$275.5M**	**$4.37**	**$4.45**	**$4.44**	**$3.14**
GAAP	NON-GAAP	GAAP	NON-GAAP	NON-GAAP	Up from $3.02 for FY24
Up from $250.9 million for FY24	Up from $247.4 million for FY24	Up from $4.19 for FY24	Up from $4.14 for FY24	Up from $4.13 for FY24	

Executive compensation

The Company is committed to its pay-for-performance philosophy, which we believe is closely aligned with shareholder interests by linking executive compensation to Company performance. The key metric used to determine funding under our annual incentive plan is adjusted operating income, and the metrics used to determine vesting under our long-term incentive plan are average adjusted EPS and relative total shareholder return. The Company also emphasizes pay-for-performance by placing a majority of the executives' target total direct compensation ("TTDC") at risk through the annual and long-term incentive plans. TTDC includes the current base salary, the 2025 target annual incentive plan opportunity and the fair market value of the equity awards made during fiscal year 2025. Further, the value of the equity incentive award, the largest portion of incentive pay, is based on long-term performance.

Sustainability

We issued our seventh annual Sustainability Report in June 2025 for reporting year 2024. This year's disclosures on environmental, social and governance topics emphasize safety and people, reflecting the current focus of new leadership. We continue to include reporting under the Sustainability Accounting Standards Board standards and increased disclosures aligned with the Task Force on Climate-related Financial Disclosures recommendations. Emissions reporting summarizes reductions from current initiatives as well as new technologies that have potential to reduce Spire's emissions in the future. Updated data reporting reflects formats recommended by GRI 2021 Reporting Standards.

In fiscal year 2025, the various committees of the Board of Directors continued formal oversight of management's sustainability efforts to ensure progress is being made on our sustainability commitments. The corporate governance committee remains responsible for overseeing and approving the Sustainability Report. The current Sustainability Report can be found on our website at SpireEnergy.com/Sustainability.

Annual Meeting of Shareholders



Time and date

8:30 a.m. CST
on Thursday, January 29, 2026
Check-in beginning 8:15 a.m. CST



Place

Virtually at
www.virtualshareholdermeeting.com/SR2026



Record date

December 4, 2025

How to vote

Shareholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the proposals.



By internet

www.proxyvote.com



By telephone

800-690-6903



By mail

Mark your proxy card or voting instruction card, date and sign it, and return it in the postage-paid envelope provided.



At the meeting

If you decide to attend the virtual meeting, you will need your 16-digit control number and follow the instructions on the screen.

Voting matters

Proposal	Board vote recommendation	Page reference (for more detail)
Election of three directors	⊘ FOR	9
Provide advisory vote to approve the compensation of our named executive officers	⊘ FOR	30
Ratification of Deloitte & Touche LLP ("Deloitte") as our independent registered public accountant for fiscal year 2026	⊘ FOR	66

Nominees for election (page 9)

Board highlights

40% Female directors

9 Independent directors

66 Average age

7.8 Average tenure (years)

20% Ethnically diverse

90% Independent

Director breakdown by experience

Experience	Directors
Leadership	10
Energy industry	9
Finance/Accounting	10
M&A/Strategy	8
Regulatory/Governance	9
Corporate governance	10
Audit/Risk management	10
Cybersecurity/IT/AI	4
Environmental	4
Human capital management	10
Safety	6
Customer service	7
Business operations	10

The following chart includes summary bios and key aspects of our Board of Directors, including directors who are nominees this year. We believe the competencies currently possessed by our directors represent a solid mix of backgrounds and experiences for the Company.



Mark A. Borer
Retired Chief Executive Officer and Board Member
DCP Midstream Partners LP
Age: 71
Director since: 2014
Committees: Compensation and Human Resources (Chair), Strategy



Sheri S. Cook
Nominee
Senior Vice President, Chief Administrative Officer
Altec Inc.
Age: 58
Director since: 2024
Committees: Audit, Compensation and Human Resources



Vinny J. Ferrari
Nominee
Retired Chief Administrative Officer/ Chief Operating Officer
Edward D. Jones & Co., LP
Age: 65
Director since: 2023
Committees: Audit, Compensation and Human Resources



Maria V. Fogarty
Retired Senior Vice President, Internal Audit and Compliance
NextEra Energy, Inc.
Age: 66
Director since: 2014
Committees: Audit (Chair), Compensation and Human Resources



Carrie J. Hightman
Retired Executive Vice President and Chief Legal Officer
NiSource Inc.
Age: 68
Director since: 2021
Committees: Corporate Governance, Strategy



Rob L. Jones
Nominee
Retired Co-Head
Bank of America Merrill Lynch Commodities, Inc.
Age: 67
Director since: 2016
Committees: Strategy (Chair), Audit



Paul D. Koonce
Retired Executive Vice President and Chief Executive Officer, Power Generation Group
Dominion Energy, Inc.
Age: 65
Director since: 2023
Committees: Corporate Governance, Strategy



Scott E. Doyle
President and Chief Executive Officer
Spire Inc.
Age: 54
Director since: 2025



Brenda D. Newberry
Retired Chairman of the Board
The Newberry Group
Age: 72
Director since: 2007
Committees: Audit, Corporate Governance (Chair)



John P. Stupp Jr.
Chairman, President and Chief Executive Officer
Stupp Bros., Inc.
Age: 75
Director since: 2005
Committees: Compensation and Human Resources, Corporate Governance

☆ Chair ● Audit ● Compensation and Human Resources ● Corporate Governance ● Strategy

Advisory vote to approve the compensation of our named executive officers (page 30)

As we do every year, we are seeking shareholder advisory approval of the compensation of our named executive officers as disclosed in this proxy statement. Although the vote on this proposal is advisory and nonbinding, the compensation and human resources committee and Board will review the results of the vote and consider the collective views of our shareholders in future determinations concerning our executive compensation program.

Ratification of appointment of independent registered public accountant (page 66)

We are asking shareholders to ratify the selection of Deloitte as our independent registered public accountant for fiscal year 2026. The table contains summary information with respect to Deloitte's fees for services provided in fiscal years 2025 and 2024.

	2025	2024
Audit fees	$2,990,000	$2,755,000
Audit-related fees	160,000	475,000
Tax fees	196,643	95,965
All other fees	1,895	1,895
Total	$3,348,538	$3,327,860

Proposal 1: Election of directors

The Board of Directors is divided into three classes. Directors Cook, Ferrari and Jones, whose terms will expire upon the election of directors at the meeting on January 29, 2026, have been nominated to stand for re-election for terms expiring upon the election of their successors in January 2029 or their earlier removal or resignation from office. The persons named as proxies intend to vote FOR the election of the three nominees.

If any nominee becomes unavailable to serve for any reason before the meeting, which is not anticipated, the proxies will vote the shares indicated for that nominee for a person to be selected by our Board of Directors.

Information about the nominees and directors

Nominees for terms expiring in 2029

Sheri S. Cook



Age: 58
Director since: 2024

Independent

Committees:
● ●

Ms. Cook currently serves as senior vice president, chief administrative officer at Birmingham, Alabama-based Altec Inc. ("Altec"), a leading provider of products and services to utility and telecommunications markets. In her role, Cook oversees and manages human resources, information services, and the Altec/Styslinger Foundation. She also has extensive experience in economics, accounting, and finance, previously holding various positions of increasing responsibility at Altec, Sonat, Inc. and Protective Life Corp. Cook also co-founded and served as managing partner for Kinetic Partners, LLC, an energy project management, consulting, and investment firm.

Skills relevant to Spire:
Ms. Cook brings significant experience in human resources, which is an area that that Board had identified as a priority skillset that would be beneficial to add to the Board. Ms. Cook's financial background is also an asset for both the Board and the audit committee. Her experience as a current executive at a large products and services company gives her a unique and invaluable perspective on operations and safety.

Other public directorships: None

Vinny J. Ferrari



Age: 65
Director since: 2023

Independent

Committees:
● ●

Mr. Ferrari retired in December 2020 from Edward D. Jones & Co., LP ("Edward Jones"), where he served in various leadership roles, including general partner, chief information officer, and most recently, chief operating officer/chief administrative officer. He served on the firm's executive committee and management committee. Prior to working at Edward Jones, Mr. Ferrari worked on Wall Street for 22 years with Morgan Stanley, JJ Kenny and the Chase Manhattan Bank. He served as chair of the board of trustees and a member of the board of directors of the Securities Industry Institute.

Skills relevant to Spire:
Mr. Ferrari's experience in technology and the financial industry brings a unique and important skillset to the Board. He provides insight to the Board on cybersecurity risk oversight. As a former executive at a large private company, he also brings experience with operations, strategic planning, organizational optimization and crisis management.

Other public directorships: None

☆ Chair ● Audit ● Compensation and Human Resources ● Corporate Governance ● Strategy

 

Rob L. Jones



Age: 67

Director since: 2016

Independent

Committees:
★ ●

Mr. Jones served as co-head of Bank of America Merrill Lynch Commodities, Inc. ("MLC") from 2007 until his retirement in March 2012. MLC is a global commodities trading business and a wholly owned subsidiary of Bank of America. Prior to taking leadership of MLC, he served as head of Merrill Lynch's Global Energy and Power Investment Banking Group. An investment banker with Merrill Lynch and The First Boston Corporation for over 20 years, Mr. Jones worked extensively with a variety of energy and power clients, with a particular focus on the natural gas and utility sectors. He serves as an Executive in Residence at the McCombs School of Business at the University of Texas at Austin with a focus on energy finance.

Skills relevant to Spire:

Mr. Jones' experience in financial roles in the energy banking industry, with a particular focus on the natural gas and utility sectors, as well as his experience as a lead independent director of a publicly traded partnership, add a unique dimension to the Board and provide insight into the capital markets and financial risks and strategies.

Other public directorships: Mr. Jones served on the board of directors of Shell Midstream Partners GP LLC (the general partner of Shell Midstream Partners, LP) from 2014 until the partnership was acquired by Shell in 2022. He chaired the audit committee and served on the conflicts committee during his time on the board.

⊘ Your Board of Directors recommends a vote "FOR" election of the above nominees as directors.

Directors with terms expiring in 2027

Mark A. Borer



Age: 71

Director since: 2014

Independent

Committees:
★ ●

Mr. Borer served as chief executive officer as well as a member of the board of directors of DCP Midstream Partners, LP ("DCP Midstream") from November 2006 through his retirement in December 2012. DCP Midstream is a public midstream master limited partnership that is engaged in all stages of the midstream business for both natural gas and natural gas liquids.

Skills relevant to Spire:

Mr. Borer's experience in the midstream natural gas business gives him direct knowledge of the industry. His service as a chief executive officer and member of the board of a public entity that grew significantly under his leadership equips him with experience in the operations of an energy company and the capital markets. He possesses business and leadership expertise that assists the Board in evaluations of the Company's financial and operational risks and strategy.

Other public directorships: Mr. Borer previously served on the board of directors of Texas Eastern Products Pipeline Company, LLC and DCP Midstream. Most recently, he served on the board of directors of Altus Midstream Company from 2017 to 2022, where he was a member of the audit committee.

Maria V. Fogarty



Age: 66

Director since: 2014

Independent

Committees:
★ ●

Ms. Fogarty served as the senior vice president of internal audit and compliance at NextEra Energy, Inc. ("NextEra") from 2011 until her retirement in June 2014. She previously served NextEra as vice president of internal audit from 2005 to 2010 and director of internal audit from April 1993 through 2004. NextEra remains a leading clean energy company and the parent company of Florida Power & Light, the largest rate-regulated electric utility in Florida.

Skills relevant to Spire:

Ms. Fogarty's prior experience leading the audit function at a public energy company bolsters her knowledge of the audit and Sarbanes-Oxley requirements facing public companies today. Her industry experience at a company that grew significantly during her tenure benefits the Board, as she can provide insights into the risks, opportunities and challenges created by growth.

Other public directorships: None

★ Chair ● Audit ● Compensation and Human Resources ● Corporate Governance ● Strategy

Scott E. Doyle



Age: 54

Director since: 2025

Management

Mr. Doyle became the Company's president and chief executive officer on April 24, 2025. Prior to being named president and chief executive officer, Mr. Doyle served as the Company's executive vice president, chief operating officer, beginning January 2024. Before joining the Company, Mr. Doyle served as executive vice president of utility operations at CenterPoint Energy ("CenterPoint"), a public energy delivery company in Houston, Texas, from January 2022 until January 2023, leading electric and natural gas businesses serving seven million customers across multiple states. He was CenterPoint's executive vice president of natural gas from April 2019 to January 2022, prior to which he held numerous executive leadership positions of increasing responsibility at CenterPoint in natural gas operations and regulatory and public affairs. Mr. Doyle brings to the Board extensive experience in the electric and natural gas industry.

Other public directorships: None

Directors with terms expiring in 2028

Carrie J. Hightman



Age: 68

Director since: 2021

Independent

Committees:

●●●

Ms. Hightman retired in January 2021 after having served as executive vice president and chief legal officer of NiSource Inc. ("NiSource"), which is now a $20.5B market capitalization, $5.5B revenue gas and electric utility holding company listed on the New York Stock Exchange ("NYSE"). She also served as president and chief executive officer of Columbia Gas of Massachusetts, one of the largest natural gas utilities in the commonwealth, until its sale by NiSource in October 2020. Prior to joining NiSource in 2007, Ms. Hightman served as president of AT&T Illinois. Her prior legal experience includes leading the Energy, Telecommunications and Public Utilities practice group at ArentFox Schiff, formerly known as Schiff Hardin LLP, a national law firm.

Skills relevant to Spire:

Ms. Hightman's broad range of experience during her more than three-decades-long business career include gas operations, regulatory strategy, federal government affairs, ethics, corporate communications, environmental, compliance, safety, data privacy and human resources. Her specific focus on regulated industries and crisis management as well as her experience as a lawyer add a new dimension and fresh perspective to the Board.

Other public directorships: None

Paul D. Koonce



Age: 65

Director since: 2023

Independent

Committees:

●●

Mr. Koonce retired in February 2020 as executive vice president and president and chief executive officer of the Power Generation Group of Dominion Energy, Inc. ("Dominion"), which is now a $51B market capitalization, $15B revenue gas and electric utility holding company listed on the NYSE. He spent 20 years at Dominion in various roles, including chief executive officer of the Gas Infrastructure Group and chief executive officer of the Power Delivery Group. Prior to joining Dominion, Mr. Koonce spent more than 15 years at other companies in the energy sector.

Skills relevant to Spire:

Mr. Koonce's 38-year career in the energy industry adds expertise in strategic planning, operations planning, regulatory strategy, mergers and acquisitions, customer service, environmental, safety, risk management and human resources. His recent and extensive experience working in the utility industry supports the Board's understanding of utility operations and strategic decisions.

Other public directorships: None



☆ Chair ● Audit ● Compensation and Human Resources ● Corporate Governance ● Strategy

Brenda D. Newberry



Age: 72

Director since: 2007

Independent

Committees:
🟠 ★

Ms. Newberry retired in May 2010 as chairman of the board of The Newberry Group, a provider of information technology consulting services on a global basis, specializing in information systems, technology infrastructure, data and network security, and project management services. Ms. Newberry founded The Newberry Group in 1996 following a career in technology starting in the U.S. Air Force, McDonnell Douglas, and MasterCard International ("MasterCard"). She was vice president of MasterCom, a global profit and loss business unit at MasterCard.

Skills relevant to Spire:

Ms. Newberry provides insight into the Company's information technology strategy and related risks and exposures. Her entrepreneurial experience assists the Company as it considers growth opportunities, and her government contractor experience provides insight into conducting business in a highly regulated industry. She has obtained the NACD Directorship Certification, as well as the CERT Certificate in Cyber-Risk Oversight.

Other public directorships: None

Directors not standing for re-election

As of January 29, 2026, Mr. Stupp will be 75 years old. In accordance with the Company's Corporate Governance Guidelines, Mr. Stupp is retiring from our Board after more than 20 years of service.

John P. Stupp Jr.



Age: 75

Director since: 2005

Independent

Committees:


Mr. Stupp has been president of Stupp Bros., Inc. ("Stupp Bros.") since March 2004, chairman and chief executive officer since March 2014 and chief executive officer of Stupp Corporation since August 1995. Through its subsidiaries, Stupp Bros. fabricates steel highway and railroad bridges, provides broadband fiber service, and offers general, steel and industrial construction services. Mr. Stupp serves as a director of Stupp Bros.

Skills relevant to Spire:

As chairman, chief executive officer and president of Stupp Bros., one of the Company's largest shareholders with a long-term investment relationship with the Company, Mr. Stupp has historic institutional knowledge of the Company and directly represents shareholder interests. Further, his experience with the various subsidiaries and investments of Stupp Bros. provides insight into the pipeline and other infrastructure industries on a national basis as well as insight into the regional economy.

Other public directorships: Mr. Stupp joined the Atrion Corp. board in 1985, where he chaired the compensation committee and served on the audit committee until August 2024.

★ Chair 🟠 Audit 🟠 Compensation and Human Resources 🔵 Corporate Governance ⚪ Strategy

Qualifications required of all directors

The Board requires that each director be a person of high integrity with a proven record of success in his or her field and can devote the time and effort necessary to achieve his or her responsibilities to the Company. Generally, the Board looks for persons who possess characteristics of the highest personal and professional ethics, integrity and values; an inquiring and independent mind; practical wisdom and mature judgment; and expertise that is useful to the Company and complementary to the background and experience of other Board members.

On an annual basis, the Board reviews the requisite skills, characteristics and qualifications to be sought in new Board members as well as the composition of the Board as a whole, including assessments of members'

qualification as independent and consideration of age, skills, experience and other qualifications in the context of the needs of the Board. In addition, the Board conducts interviews of potential director candidates to assess intangible qualities, including the individual's ability to ask difficult questions and to work collegially and collaboratively. When recommending director nominees for election by shareholders, the Board and the corporate governance committee focus on how the experience and skill set of each director nominee complements those of fellow directors to create a balanced Board with a variety of viewpoints and deep expertise to foster more effective decision-making.

Board skills and composition matrix

The chart below identifies the balance of skills, qualifications, and experience each director brings to the Board. The skills, qualifications and experience noted below are those reviewed by the corporate governance committee as part of the Board succession planning process. We believe the combination of the skills, qualifications and experience noted below demonstrates how our Board is well positioned to provide strategic advice, sound governance and effective oversight to our management.

Skills, qualifications, and experience	Borer	Cook	Doyle	Ferrari	Fogarty	Hightman	Jones	Koonce	Newberry	Stupp
Leadership — Leadership experience as CEO or other senior executive role guiding an organization, formulating and implementing corporate strategy and long-term planning	★	★	★	★	★	★	★	★	★	★
Energy Industry — Experience in utility and energy, including oil and gas marketing and midstream operations	★	★	★		★	★	★	★	★	★
Finance/Accounting — Experience in accounting, finance and capital management, including understanding financial statements and operating results	★	★	★	★	★	★	★	★	★	★
M&A/Strategy — Experience with developing and implementing business growth strategies, evaluating transactions and understanding integration plans	★	★	★			★	★	★	★	★
Regulatory/Government — Experience in regulatory affairs, public policy or government, including highly regulated industries and their governing bodies	★		★	★	★	★	★	★	★	★
Corporate Governance — Experience with governance and compliance practices, board management and succession planning, management accountability, and protecting shareholder and stakeholder interests	★	★	★	★	★	★	★	★	★	★
Audit/Risk Management — Experience with identifying, overseeing and controlling business and financial risks, especially those risks that may impact operations and shareholder value	★	★	★	★	★	★	★	★	★	★
Cybersecurity/IT — Experience managing cybersecurity and information security risks and understanding artificial intelligence and the cybersecurity threat landscape		★		★	★				★	
Environmental — Experience overseeing or advising on environmental, climate or environmental sustainability practices, understanding and managing environmental policies and risks	★					★		★		★
Human Capital Management/Executive Compensation — Experience in building and retaining talent in a competitive workforce, including exposure to compensation and benefits, and succession planning programs	★	★	★	★	★	★	★	★	★	★
Safety — Experience monitoring and overseeing safety and physical security measures necessary to keep employees and the public safe	★	★	★			★		★		★
Customer Service — Experience in a customer-facing industry, with an understanding of customer expectations and customer experience	★		★	★	★		★	★	★	
Business Operations — Experience with operational oversight of a business and the administrative and financial oversight that accompanies such a role	★	★	★	★	★	★	★	★	★	★

Proposal 1: Election of directors
Board skills and composition matrix

Board tenure and demographics	Borer	Cook	Doyle	Ferrari	Fogarty	Hightman	Jones	Koonce	Newberry	Stupp
Female		●			●	●			●	
Male	●		●	●			●	●		●
White	●	●	●	●		●	●	●		●
Hispanic					●					
Black or African American									●	
Veteran									●	●
Disability									●	
Tenure (# of years as of 12/1/25)	12	1	—	2	12	4	10	2	19	21
Age (as of 12/1/25)	71	58	54	65	66	68	67	65	72	75
Independent	●	●		●	●	●	●	●	●	●

Governance

Effective corporate governance is essential for maximizing long-term value for our shareholders.

Corporate governance at a glance

Board independence	• Our Board chair is independent • 9 out of our 10 directors are independent • Our CEO is the only non-independent director • Among other duties, our chair leads quarterly executive sessions of the independent directors to discuss certain matters without management present
Board composition	• The Board consists of 10 directors • The Board includes four women and six men; two of our directors are racially diverse • The Board regularly assesses its performance through Board and committee self-evaluations, as well as peer reviews of individual directors • The corporate governance committee regularly leads the full Board in considering Board competencies and alignment with Company strategy • The Board is actively engaged in Board succession planning and has adopted the Board of Directors Succession Planning Policy • Directors are required to retire from the Board at the annual meeting after reaching age 75
Board committees	• We have four Board committees – audit, compensation and human resources, corporate governance and strategy; audit and corporate governance committees are chaired by female directors • All committees are composed entirely of independent directors • The Board periodically rotates committee chairs and members
Leadership structure	• Our Board chair is independent • The Board members elect our chair annually • Two of our committee chairs are female directors
Risk oversight	• Our full Board is responsible for risk oversight and has designated specific committees to lead the oversight efforts regarding certain key risks • Our Board oversees management as it satisfies its responsibilities for the assessment and management of enterprise risks
Sustainability oversight	• The Board has assumed formal oversight of sustainability issues and has assigned specific oversight duties to the Board committees (environmental and supplier opportunities are overseen by the strategy committee; employee recruitment, retention, development and succession planning is overseen by the compensation and human resources committee; and governance and development of the Sustainability Report is overseen by the corporate governance committee)
Management succession planning	• The Board actively monitors our succession planning and personnel development and receives regular updates on employee engagement matters
Open communication	• We encourage open communication and strong working relationships among the chair, the CEO and the other directors • Our directors have access to management and employees
Director stock ownership	• Our directors are required to own shares of our common stock equal in value to at least six times their annual cash retainer, or $630,000; they may not dispose of shares until they reach this level
Accountability to shareholders	• We use majority voting in director elections (plurality voting in contested elections) • We actively engage with our shareholders through our investor outreach program • Shareholders can contact our Board, Board chair or management by regular mail

Board leadership and committee structure



Rob L. Jones
Independent Chair
Board of Directors

The leadership structure of our Board is designed to promote robust oversight, independent viewpoints and the promotion of the overall effectiveness of the Board. Our Board currently consists of 10 directors, 9 of whom are independent. Under our Corporate Governance Guidelines, the chair may be an officer or may be an independent member of the Board, at the discretion of the Board. The Board believes it should be free to use its business judgment to determine what is best for the Company considering all the circumstances. Mr. Jones currently serves as the independent chair of the Board.

As chair, Mr. Jones leads the Board in the performance of its duties by working with the chief executive officer to establish meeting agendas and content, engaging with the leadership team between meetings and providing overall guidance as to the Board's views and perspective.

Mr. Doyle, as chief executive officer, focuses on setting the strategy for the Company, overseeing daily operations, developing our leaders and promoting employee engagement throughout the Company.

During fiscal year 2025, there were 11 meetings of our Board of Directors. All directors attended 75% or more of the aggregate number of meetings of the Board and applicable committee meetings while they were directors. Per Spire's Corporate Governance Guidelines, all directors are expected to attend the annual meeting of shareholders. All directors attended the last annual meeting of shareholders.

The standing committees of the Board of Directors include the audit, compensation and human resources, corporate governance and strategy committees.

Board evaluation process

How we evaluate our Board, committee and individual director performance







1 Conversations

In fiscal year 2025, Mr. Jones, the Board chair, conducted individual conference calls with each director during which they discussed the performance of: (1) the Board, (2) each committee on which the director serves, and (3) each of the other individual directors. Mr. Jones and each director also discussed what skills and attributes the Board should seek in future directors.

2 Feedback shared

Mr. Jones compiled and summarized the results of the conversations. He shared feedback with each committee chair regarding the performance of the respective committees, and he met with each director privately to discuss the input he received regarding their individual performance. The entire Board, including Mr. Doyle, discussed the feedback regarding the Board and the committees.

3 Feedback incorporated

The corporate governance committee used the feedback to continue Board succession planning and refreshment. The directors agreed that this evaluation process allowed them to share their thoughts and input directly and transparently.

How we determine whether the Board has the right skills and experience

The corporate governance committee supports the Board in its development and maintenance of the Board succession plan. Each year, the corporate governance committee leads the Board in discussions regarding whether the Board possesses the appropriate mix of experiences, skills, attributes and tenure it needs to provide oversight and direction in light of the Company's current and future business environment and strategic direction, all with the objective of recommending a group of directors that can best continue the Company's success and represent shareholders' interests. The corporate governance committee and Board are committed to developing a pool of potential candidates for future Board service and maintaining a well-rounded Board.

Director onboarding and continuing education

To ensure the directors possess the necessary and appropriate skills and knowledge, all incoming directors participate in the Company's orientation for new directors, which involves meetings between the new directors and leaders of various functional areas of the Company. The corporate governance committee also identifies educational programs on topics appropriate for public company board members, which the directors are encouraged to attend. Additionally, management arranges for speakers during Board and committee meetings to address timely topics, such as new legal and regulatory requirements that apply to the Company and industry updates.

Under the guidance of Mr. Jones, the Board has continued to develop a long-term Board succession plan that encompasses Board structure, mandatory and potential director and senior officer retirements, the evolving strategy of the Company, and the current and future skills and attributes required for the Board to effectively perform its oversight role.

Board committees and their membership

Our Board committees play a critical role in the oversight of governance and strategy, and each Board committee has access to management and the authority to retain independent advisors as it deems appropriate. Each Board committee is led by an independent chair.



Maria V. Fogarty
Audit Committee



Mark A. Borer
Compensation and Human Resources Committee



Brenda D. Newberry
Corporate Governance Committee



Rob L. Jones
Strategy Committee

The following chart shows the fiscal year 2025 membership of our Board committees, committee meetings and committee member attendance while serving on respective committees.

	Audit	Compensation and human resources	Corporate governance	Strategy
Number of meetings held	4	5	4	4
Borer	—	100%	—	100%
Cook	100%	100%	—	—
Ferrari	100%	100%	—	—
Fogarty	100%	100%	—	—
Hightman	—	—	100%	100%
Jones	100%	—	—	100%
Koonce	—	—	100%	100%
Doyle*	—	—	—	—
Newberry	100%	—	100%	—
Stupp**	—	100%	100%	—

*   Mr. Doyle was appointed to the Board in April 2025 and has attended 100% since appointment. Mr. Doyle was not appointed to any Board committees.
** Mr. Stupp will not stand for re-election at the 2026 Annual Meeting of Shareholders.

Our Board has delegated certain of its responsibilities to committees to provide for more efficient Board operations and allow directors to engage in deeper analysis and oversight in specific areas. The members and committee chairs are appointed by the Board on recommendations from the corporate governance committee. The chair of each committee helps develop the agenda for that committee and updates the Board after each regular committee meeting and otherwise as appropriate. Each committee reviews its charter annually. The primary responsibilities and membership of each committee are below.

Governance

Audit committee

Members:	Key responsibilities:
Ms. Fogarty (Chair) Ms. Cook Mr. Ferrari Mr. Jones Ms. Newberry **Meetings in fiscal 2025:** 4	The audit committee: • Assists the Board in fulfilling the Board's oversight responsibilities with respect to the quality and integrity of the financial statements, financial reporting process and systems of internal controls; • Assists the Board in monitoring the independence and performance of the independent registered public accountant and the internal audit department; and • Assists the Board in overseeing the operation of the Company's ethics and compliance programs. All audit committee members were determined by the Board to be independent and financially literate in accordance with NYSE requirements. Ms. Fogarty has been determined to be the financial expert for the audit committee. The audit committee report is included on page 66.

Compensation and human resources committee

Members:	Key responsibilities:
Mr. Borer (Chair) Ms. Cook Mr. Ferrari Ms. Fogarty Mr. Stupp **Meetings in fiscal 2025:** 5	The compensation and human resources committee: • Assists the Board in the discharge of its responsibilities relative to the compensation of the Company's executives; • Reviews and makes recommendations to the Board relative to the Company's short-term and long-term incentive plans; • Reviews management's risk assessment of the Company's compensation practices and programs; • Assists the Board in the oversight of succession planning for executive officers; • Oversees the Company's human capital management initiatives; • Oversees the investments of the qualified defined benefit pension plans; and • Reviews and provides feedback to management on key aspects of the Company's human resources policies and programs, including employee recruitment, retention and development. All compensation and human resources committee members were determined by the Board to be independent in accordance with the NYSE requirements. The committee engaged Semler Brossy Consulting Group LLC ("Semler Brossy") as its independent compensation consultant for fiscal year 2025. **Compensation committee interlocks and insider participation:** There are no compensation and human resources committee interlocks, and no insiders are members of the committee. The compensation and human resources committee report is included on page 48.

Corporate governance committee

Members:	Key responsibilities:
Ms. Newberry (Chair) Ms. Hightman Mr. Koonce Mr. Stupp **Meetings in fiscal 2025:** 4	The corporate governance committee: • Considers and makes recommendations to the Board relative to corporate governance and its Corporate Governance Guidelines; • Assists the Board in the annual assessment of skills and experience that is beneficial to the Company for the Board to possess and whether those skills are represented sufficiently by the existing members and identifies qualified candidates as prospective Board members; • Makes recommendations to the Board regarding director compensation, with input from Total Rewards Strategies; • Assists the Board in identifying appropriate educational opportunities for Board members and encouraging periodic attendance; • Periodically arranges for Board education sessions addressing timely governance topics; • Reviews and approves any related-party transactions; • Recommends committee chair and member appointments to the Board; • Supervises periodic outreach to institutional shareholders to obtain feedback on various governance topics; and • Oversees the development of the Sustainability Report. All corporate governance committee members were determined by the Board to be independent in accordance with NYSE requirements.

Governance

Strategy committee

Members:	Key responsibilities:
Mr. Jones (Chair) Mr. Borer Ms. Hightman Mr. Koonce **Meetings in fiscal 2025:** 4	The strategy committee: • Oversees the development of the Company's corporate strategy, including the Company's long-range strategic plan and advanced strategy; • Manages the Company's strategy in the areas of innovation, acquisitions, divestitures and development opportunities, and public affairs; • Directs the Company's financing and capital management plans and strategies; and • Oversees the plan and efforts to be a carbon neutral company by mid-century, as well as other related environmental and supplier opportunity initiatives.

Sustainability oversight

The Board has delegated authority and responsibility for oversight of environmental, social and governance issues to the compensation and human resources, corporate governance and strategy committees as follows:

Compensation and human resources committee

- Oversees the Company's human capital management initiatives and progress toward goals related to such initiatives, including employee recruitment, retention, development and succession planning efforts that support such initiatives.
- Receives periodic updates and provides guidance to management on human resources matters, including special initiatives; employee development, engagement and wellbeing; and the employee engagement survey.
- Oversees executive succession planning structure and efforts to ensure the Company is ready for retirements and unplanned vacancies.

Corporate governance committee

- Oversees the corporate governance practices of the Board and the Company and recommends to the Board such changes as the committee deems appropriate.
  - Management assists with this effort by timely keeping the committee apprised of the corporate governance practices of the Board and Company that are not consistent with leading practice.
- Oversees the development of the Sustainability Report.

Strategy committee

- Oversees the Company's emission reduction efforts, as well as other related environmental initiatives, and progress toward established targets in these areas.
- Oversees the results of the Company's safety and reliability initiatives.
- Receives periodic updates regarding the development and implementation of the Company's supplier opportunity program.



Risk oversight

Management is responsible for assessing and managing risk exposures on a day-to-day basis, and the Board is responsible for overseeing the Company's risk management. In its oversight role, the Board and its committees ensure the Company promotes a risk-aware culture and decision-making process. More specifically,

the Board has oversight responsibility for the Company's overall business risk management process, which includes the identification, assessment, mitigation and monitoring of key business risks on a companywide basis. The Board has delegated certain risk oversight responsibilities to its committees:

Audit committee

Oversees risks associated with financial and accounting matters, including:

- Compliance with all legal and regulatory requirements; and
- Internal control over financial reporting.

Compensation and human resources committee

Oversees risks associated with the Company's:

- Compensation policies and practices and ensures incentives and other forms of pay do not encourage unnecessary or excessive risk-taking;
- Executive officer succession planning;
- Pension plan funding; and
- Culture and workforce.

Corporate governance committee

Oversees risks associated with corporate governance, including:

- Board leadership structure;
- Director succession planning; and
- Sustainability Report.

Strategy committee

Oversees risks associated with the Company's:

- Long-range plan, investment strategies, capital structure and financial needs;
- Growth strategies; and
- Emission reduction efforts, as well as other related environmental initiatives.

At the management level, the Company has an officer charged with overseeing the implementation of the enterprise risk management process at the Company. The officer's efforts are supported by the Board of Directors and executive leadership, who guide the effort to develop, document and maintain risk mitigation plans. The enterprise risk oversight committee also meets monthly to assist in identifying, prioritizing and monitoring risks.

Because of the use of commodity-based derivatives by certain Company subsidiaries, there is also a Spire Marketing risk committee that focuses on the risks and exposures in the commodity-based derivatives markets. Senior leaders of the Company receive periodic updates on the activities of the risk committees, as well as prompt notice of events that may require immediate action by the Company.

Cybersecurity

Cybersecurity is a priority addressed by the full Board at every regular Board meeting with the relevant functional leaders of the Company, including in-person reports by the chief information officer and the chief information security officer. The Board receives and discusses these reports, which focus on the cybersecurity program and related risks, and provide an update on any cybersecurity events or occurrences. Management also provides updates to the Board between regular Board meetings to the extent

events warrant. These updates and discussions enable the Board to oversee and manage the Company's cybersecurity risks.

The Company's cybersecurity program includes a process staffed by senior legal, technology, risk and security leaders to evaluate, escalate and communicate cybersecurity incidents. Management also conducts annual phishing exercises, security awareness training, external penetration testing and tabletop exercises, and reviews metrics monthly.

Compensation risk assessment

Every year, management, with oversight by the compensation and human resources committee, conducts a risk assessment of the Company's compensation programs, policies and practices for its employees, including the Company's executive compensation program and practices. This risk assessment includes consideration of the mix and amount of compensation:

- in cash and equity;
- with short-term and long-term performance goals;
- with individual, business unit, safety and corporate performance objectives; and
- dependent on financial and non-financial performance measurement.

The assessment also considers the risk mitigation impact of stock ownership guidelines and retention requirements, Company stock trading and blackout policies, the use of multiple types of metrics, the caps set on incentive compensation, and the role of the compensation and human resources committee and its independent consultant.

Management regularly assesses risks related to our compensation programs, including our executive compensation programs. At the compensation and human resources committee's direction, its independent compensation consultant Semler Brossy and management provide ongoing information regarding compensation factors that could mitigate or encourage excessive risk-taking.

In fiscal year 2025, management determined, and the compensation and human resources committee agreed, that the risks relative to the Company's compensation policies and practices would not result in a material adverse effect on the Company.

Director independence

The Board of Directors believes a majority of the directors should be independent and determined the following members are independent: Borer, Cook, Ferrari, Fogarty, Hightman, Jones, Koonce, Newberry and Stupp. Mr. Doyle, the Company's president and chief executive officer, is the only non-independent member of the Board. In determining the independence of directors, the Board found that none of the directors, except Mr. Doyle, have any material relationship with the Company other than as a director.

In making these determinations, the Board considers all facts and circumstances as well as certain prescribed standards of independence, which are included with our Corporate Governance Guidelines at www.SpireEnergy.com in the Investors/Governance section. The Director Independence Standards adopted by the Board largely reflect the NYSE standards, except our adopted standards provide that the Board need not consider material the provision of natural gas service to any director or immediate family member of the director or director-related company pursuant to the tariffed rates of the Company's utilities.

The independent members of the Board meet in executive session at every regular Board meeting, which sessions are led by Mr. Jones, the current chair of the Board. Each quarter, the chair solicits from other Board members topics for discussion in those sessions. Topics addressed during these sessions include the performance of the chief executive officer, executive succession planning, executive compensation matters, Board succession planning and the Company's strategy.

All members of the audit, compensation and human resources, and corporate governance committees are independent under our Director Independence Standards as well as under the standards of the NYSE.

Corporate governance documents

Our key corporate governance documents include:

- Charters of each of the audit, compensation and human resources, and corporate governance committees;
- Corporate Governance Guidelines;
- Code of Conduct;
- Director Independence Standards.
- Financial Code of Ethics;
- Related Party Transaction Policy and Procedures; and
- Policy Regarding the Approval of Independent Registered Public Accountant Provision of Audit and Non-Audit Services.

Other than the Policy Regarding the Approval of Independent Registered Public Accountant Provision of Audit and Non-Audit Services, all corporate governance documents are available at www.SpireEnergy.com in the Investors/Governance section, and a copy of any of these documents will be sent to any shareholder upon request.

The Company maintains insider trading policies and procedures governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company's "Purchases and Sales of Securities and Prevention of Selective Disclosure Policy" insider trading policy has been filed as Exhibit 19 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2025.

Corporate Governance Guidelines

The Board generally conducts itself in accordance with its Corporate Governance Guidelines. The guidelines, among other matters, provide:

- the independent directors may elect a lead director if there is no independent chair;
- the corporate governance committee will review with the Board, on an annual basis, the requisite skills, characteristics and qualifications to be sought in new Board members as well as the composition of the Board as a whole, including assessments of members' qualification as independent and consideration of age, skills, experience and other qualifications in the context of the needs of the Board;
- a director who retires, changes employment or has any other significant change in his or her professional roles and responsibilities must submit a written offer to resign from the Board; the corporate governance committee will then make a recommendation to the Board regarding appropriate action, considering the circumstances at that point in time;
- directors must limit their service to a total of three boards of publicly traded companies (including our Company) and should advise the chair of the Board

and the corporate governance committee chair before accepting an invitation to serve on another public company board;

- directors are expected to attend the annual meeting of shareholders and meetings of the Board and the committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities;
- the Board and its committees conduct annual assessments of their performance as well as assessments of the performance of each individual director;
- directors have access to executives of the Company;
- the Board and each committee have the ability to hire independent legal, financial or other advisors as they may deem necessary, at the Company's expense, without consulting or obtaining the approval of any officer of the Company;
- a director must retire from the Board at the annual meeting of shareholders following the director's 75th birthday; and
- all new directors participate in the Company's orientation for new directors, and directors are encouraged to attend educational programs.

Related Party Transaction Policy and Procedures

The corporate governance committee utilizes the Related Party Transaction Policy and Procedures to review and to determine whether to pre-approve transactions with our directors, executive officers, 5% or greater shareholders, and their immediate family members. The corporate governance committee reviews all such transactions,

regardless of amount. Based upon consideration of all material facts and circumstances, the committee will make a determination concerning the transaction and will approve only those transactions determined to be in the best interest of the Company.

If the Company becomes aware of an existing transaction with a related party that has not been approved under the policy, the matter will be referred to the committee. The committee will evaluate all options available, including ratification, revision or termination of such transaction. The policy also includes certain transactions that are deemed pre-approved because they do not pose a significant risk of a conflict of interest. Such pre-approved transactions include the provision of natural gas service to any of the related parties by our utility subsidiaries in accordance with their respective tariffed rates and those transactions at such a level as not to be material to the Company or the related party.

There were no related party transactions in fiscal year 2025 requiring committee action.

Policy Regarding the Approval of Independent Registered Public Accountant Provision of Audit and Non-Audit Services

Consistent with Securities and Exchange Commission ("SEC") requirements regarding accountant independence, the audit committee recognizes the importance of maintaining the independence, in fact and appearance, of our independent registered public accountant. To this end, the audit committee adopted a policy to pre-approve all audit and permissible non-audit services provided by the independent accountant.

Under the policy, the committee or its designated member must pre-approve services prior to commencement of the specified service. Any pre-approvals by the designated member between meetings will be reported to the audit committee at its next meeting. The requests for pre-approval are submitted to the audit committee or its designated member, as applicable, by both the independent accountant and the Company's chief financial officer or designee and must include (i) written description of the services to be provided in detail sufficient to enable the audit committee to make an informed decision with regard to each proposed service,

and (ii) joint statement as to whether, in their view, the request or application is consistent with the SEC's and Public Company Accounting Oversight Board's ("PCAOB") rules on auditor independence.

The pre-approval fee levels are established and reviewed by the audit committee periodically, primarily through a quarterly report provided to the audit committee by management. Any proposed services exceeding these levels require specific pre-approval by the audit committee. Generally, after review of the pre-approved services incurred each quarter, the audit committee resets the pre-approval dollar level. At each regularly scheduled audit committee meeting, the audit committee reviews the following:

- a report provided by management summarizing the pre-approved services, or grouping of related services, including fees; and

- a listing of newly pre-approved services since its last regularly scheduled meeting.

Audit committee's review of independent auditor

The audit committee is directly responsible for the appointment, oversight, qualification, independence, performance, compensation and retention of the Company's independent registered public accounting firm, including audit fee negotiations and approval. An important element of this oversight is the lead client service partner's quarterly meetings with Ms. Fogarty, the audit committee chair, and Mr. Jones, who serves on the audit committee and chairs the Board.

Annually, the committee evaluates whether retaining Deloitte as the Company's independent auditor for the upcoming year is in the best interest of Spire and its shareholders. As part of this analysis, the committee considers, among other factors:

- how effectively Deloitte is maintaining its independence as demonstrated by exercising judgment, objectivity and professional skepticism;

- the quality, candor, timeliness and effectiveness of Deloitte's communications with the committee and management;

- the adequacy of information provided on accounting issues, auditing issues and regulatory developments affecting utility companies;

- the lead client service partner's performance;

- whether Deloitte's known legal risks include involvement in proceedings that could impair its ability to perform the annual audit;

- reports of the PCAOB and other available data regarding the quality of work performed by Deloitte;

- the ability of Deloitte to meet deadlines and respond quickly;

- the geographic reach and expertise of Deloitte in terms of quantity, quality and location of staff;

Governance

- Deloitte's long tenure and experience as the Company's auditor; and
- the historical and proposed Deloitte fees charged to the Company.

The committee also factors in the relative costs, benefits, challenges, overall advisability and potential impact of selecting a different independent public accounting firm.

As part of its role in overseeing the external auditors, the committee is responsible for the selection of the Deloitte lead client service partner, and as required

by law, ensures rotation of the lead partner every five years. At the beginning of the new lead partner selection process, Deloitte provides a list of candidates to members of senior management, who, in turn, evaluate and interview the candidates and submit a recommendation to the committee. The committee considers senior management's recommendations and those of Deloitte leadership; evaluates the qualifications, strengths and weaknesses of the candidates; and selects the lead client service partner.

Other key governance policies and practices

Plurality voting

The Company's bylaws provide for plurality voting in the event the election of directors is contested.

Director resignation

The Company's bylaws require that if a nominee for director who is an incumbent director is not elected and no successor has been elected at such meeting, the director must promptly tender his or her resignation

to the Board of Directors. The corporate governance committee is required to make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken.

Board of Directors Succession Planning Policy

The Board has adopted a written policy acknowledging the importance of a broad range of perspectives and experiences in the boardroom as a driver of Board effectiveness. The Board annually evaluates its balance and composition to ensure that both it and its committees have the appropriate mix of skills, experience, independence and knowledge to ensure their continued effectiveness. In doing so, the Board considers a range of factors, including age, gender, backgrounds, cognitive and personal strengths, among other relevant factors. This year, our Board's succession planning

efforts have focused primarily on the composition of our Board and its committees; additional skills that could be beneficial for the Board and its committees in light of the Company's strategy and emerging risks; anticipated retirements under our director retirement policy; and strategies for identifying and recruiting new directors.

Our Board is focused on balancing new perspectives and the experience of existing directors while undergoing an orderly transition of roles and responsibilities on the Board and its committees.

Management succession planning

Succession planning for the CEO and executive officers is directly overseen by the Board and the compensation and human resources committee, which conducts an annual review of the succession plans for our CEO and other executives and receives periodic updates on the plans. Our CEO and the compensation and human resources committee, in turn, review the succession plans annually with the full Board.

Successful succession planning resulted in Mr. Doyle being appointed as president and chief executive officer in April 2025 after having most recently served as the

Company's executive vice president, chief operating officer since January 2024. In September, the Company named Steven C. Greenley as executive vice president and chief operating officer, effective October 13, 2025.

A key responsibility of the CEO and the Board is ensuring an effective management succession process is implemented to provide continuity of leadership over the long term at all levels of the Company. Management continued to execute an updated succession planning program throughout Spire during fiscal year 2025.

Governance

These succession plans reflect the Board's belief that internal candidates for the CEO and other executive positions should be regularly identified and that a variety of candidates should be developed for consideration when a transition is planned or necessary. Accordingly, management has identified internal candidates in various phases of development and has implemented development plans to ensure the candidates' readiness.

The development plans identify the candidates' strengths and developmental opportunities, and the compensation and human resources committee receives periodic updates and regularly reviews the candidates' progress. As part of the process, the Board engages with potential successors at Board meetings and in less formal settings to allow directors to personally assess candidates. Although Spire prefers to develop internal successors, the Company may recruit externally if doing so would better suit strategic needs.

The compensation and human resources committee believes the Company's succession planning process provides a good structure to ensure that the Company will have qualified successors for its executive officers. The Board has adopted a plan that establishes the process for addressing the unexpected absence of the CEO that may occur as a result of death, illness, disability or sudden departure. This plan also addresses the unexpected absence of key executive officers and the chair of the Board.

Clawback policies

The Company has two policies that address recoupment of amounts from executive officers. The Board adopted a clawback policy that complies with the requirements set forth by the SEC and the NYSE regarding the recoupment of incentive compensation in the event of an accounting restatement.

The Company also has a policy that addresses recoupment of amounts from executive officers' and other employees' awards under the annual and long-term incentive plans to the extent that they would have been materially less were it not for fraud or intentional, willful or gross misconduct.

Prohibition of hedging/pledging of stock

Our policy on the purchase and sale of securities prohibits executive officers and board members from: (i) entering into hedging transactions with respect to Company securities, including, without limitation, through the use of financial instruments such as exchange funds, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments, or through the establishment of a short position in the Company's securities; and (ii) holding Company stock in a margin account or pledging Company stock as collateral for a loan. Negative pledges are not prohibited by this policy.

Board engagement with management

On a quarterly basis, Mr. Jones, the chair of the Board, meets with our CEO and certain members of the management team, depending on the topics to be discussed. This is an opportunity for management to have timely conversations with the chair regarding key Company updates. The topics discussed typically include progress on strategic initiatives, leadership development, management succession planning, governance items and financial updates. Mr. Jones is also accessible to management on an as-needed basis between quarterly meetings to provide guidance and oversight on key, time-sensitive issues. Committee chairs are similarly available to management on an as-needed basis.

Shareholder outreach and engagement

We value regular engagement with and feedback from a variety of stakeholders, including customers, employees, and shareholders. We recognize the value of listening to the views of our shareholders and other stakeholders. The relationship with our shareholders is integral part of our corporate governance practices. Our investor relations and corporate governance teams reach out to our largest institutional investors biannually, seeking their input and feedback regarding governance topics and our disclosure practices. Our Board chair frequently participates in the institutional investor engagement. Each year, we specifically request feedback on our board and committee compositions. We continue to seek input and guidance on our proxy statement and governance practices and disclosures, as well. Each year, we also regularly participate in investor roadshows, industry and investment conferences and analyst meetings. The corporate governance committee receives regular updates regarding the shareholder outreach and institutional investor engagement.

Shareholder nominee recommendations and nominee qualifications

Shareholders who wish to recommend director nominees for the 2026 Annual Meeting of Shareholders should make their submission to the corporate governance committee no later than October 31, 2026, and no earlier than October 1, 2026, by submitting it to:

Corporate Governance Committee Chair
c/o Spire Inc.
700 Market Street
St. Louis, MO 63101
Attn: Corporate Secretary

Candidates properly recommended by shareholders will be evaluated by the committee using the same criteria as applied to other candidates as described on page 12.

Correspondence with the Board

Those who desire to communicate with the independent directors should send correspondence addressed to:

Chair of the Board
c/o Spire Inc.
700 Market Street
St. Louis, MO 63101
Attn: Corporate Secretary

All appropriate correspondence is forwarded directly to the chair of the Board.

Directors' compensation

The corporate governance committee periodically reviews director compensation relative to data of the Company's comparator group. The basic retainers and fees payable in fiscal year 2025 are set forth below. No retainers or fees are paid to directors who are executives or employees of the Company and its subsidiaries.

Annual Board cash retainer	$105,000
Annual Board stock retainer	125,000
Board chair annual retainer	105,000
Audit committee chair annual retainer	18,000
Compensation and human resources committee chair annual retainer	16,000
Corporate governance committee chair annual retainer	15,000
Other committee chair annual retainer	15,000

The amount and form of the annual Board retainer are fixed annually by vote of the Board. Each year, the corporate governance committee reviews peer and market research on amounts and structure of board of director fees and makes a recommendation to the Board regarding the amount and structure of the Board fees.

Since February 1, 2024, the annual retainer is $230,000, of which the cash portion is $105,000 and $125,000 is payable in shares of our common stock. The number of shares is determined by dividing the total equity grant value by the closing stock price of our common stock on the grant date and rounding to the nearest 10 shares. There are no additional meeting fees. The directors' stock ownership requirement is six times the annual cash retainer.

Beginning February 1, 2026, the annual retainer will increase to $255,000, of which the cash portion is $115,000 and $140,000 is payable in shares of our common stock. The retainer for the chairs of the audit and compensation and human resources committees will increase to $20,000.

The Company's Deferred Income Plan ("Deferred Income Plan") allows directors to elect to defer all or a portion of their annual fees and equity awards. Effective October 1, 2025, the Deferred Income Plan was amended to cease allowing deferral of equity. If a director elected to defer all or a portion of the annual equity grant, the deferred portion was awarded as phantom shares, and upon vesting an amount of money equal to the value of the shares at vesting was credited to the Company Stock Fund in the director's Deferred Income Plan account. Dividends paid on deferred equity are credited to the director's Deferred Income Plan account to any fund instructed by the director other than the Company Stock Fund. Directors may not transfer deferred equity out of the Company Stock Fund until after they retire from the Board. Directors who elected to defer all or a portion of their annual Board fees may invest their deferred fees in any fund in the Deferred Income Plan other than the Company Stock Fund.

The Board has imposed a limit of $500,000 per director on the annual amount of the restricted stock retainer that could be approved by the Board for payment to independent directors.

The table below discloses the compensation paid or earned by all those who served as Company directors in fiscal year 2025.

Name	Fees earned or paid in cash	Stock awards[1]	Nonqualified deferred compensation earnings[2]	Total
Borer	$121,000	$124,915	$15,864	$261,779
Cook	105,000	124,915	—	229,915
Ferrari	105,000	124,915	—	229,915
Fogarty	123,000	124,915	8,845	256,760
Hightman	105,000	124,915	—	229,915
Jones	225,000	124,915	—	349,915
Koonce	105,000	124,915	—	229,915
Newberry	120,000	124,915	8,778	253,693
Stupp	105,000	124,915	—	229,915

(1) Amounts calculated are the grant date fair value of awards granted during the fiscal year using the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, "Compensation—Stock Compensation" (FASB ASC Topic 718). See Note 3, Stock-Based Compensation, of the Notes to Consolidated Financial Statements in the 2025 Annual Report on Form 10-K for a discussion regarding the manner in which the fair value of these awards is calculated, including assumptions used.

The table below provides more details relative to the restricted stock awards made under the 2025 Equity Incentive Plan that vested in fiscal year 2025:

Name	Number of shares awarded in fiscal year 2025	Number of phantom shares awarded in fiscal year 2025	Aggregate number of shares awarded and not vested at 2025 fiscal year end
Borer	1,750	—	—
Cook	—	1,750	—
Ferrari	1,750	—	—
Fogarty	1,750	—	—
Hightman	—	1,750	—
Jones	1,750	—	—
Koonce	1,750	—	—
Newberry	1,750	—	—
Stupp	—	1,750	—

The February 7, 2025 grants of 1,750 restricted shares or phantom units under the 2025 Equity Incentive Plan had a six-month vesting requirement and vested on August 7, 2025, for all non-employee directors who served as directors during the entire vesting period.

(2) Represents above-market earnings in fiscal year 2025 on deferrals of fees and retainers by participating directors in the Deferred Income Plan.

Beneficial ownership of Spire stock

The following table shows, as of November 1, 2025 (unless otherwise noted), the number of shares of our common and preferred stock beneficially owned by (i) each person known to the Company to be the beneficial owner of more than 5% of the Company's common stock, (ii) each current director and director nominee, (iii) each named executive officer listed in the "Summary compensation table" and (iv) all directors, nominees and executive officers as a group.

Amount and nature of ownership

Name	Common shares beneficially owned[1]	Percentage of common shares beneficially owned	Depositary shares of Series A preferred stock beneficially owned	Percentage of Series A preferred shares beneficially owned	Phantom shares owned[14]
BlackRock, Inc.	7,826,805[2]	13.25%	—	—	—
The Vanguard Group, Inc.	6,411,042[3]	10.86%	—	—	—
State Street Corporation	3,351,641[4]	5.68%	—	—	—
M. J. Aplington	3,240[5]	*	—	—	—
M. A. Borer	18,200[6]	*	—	—	2,090
S. S. Cook	—	*	—	—	1,750
S. E. Doyle	3,420[5]	*	—	—	8,400
V. J. Ferrari	3,900	*	—	—	—
M. V. Fogarty	13,700[7]	*	—	—	—
C. J. Hightman	1,839[8]	*	—	—	5,490
R. L. Hyman	16,591	*	—	—	1,090
R. L. Jones	16,490[15]	*	—	—	—
P. D. Koonce	11,325[9]	*	8,846[10]	*	—
S. L. Lindsey	43,601	*	—	—	—[16]
B. D. Newberry	31,402[11]	*	—	—	—
S. M. Mills	3,016[5]	*	—	—	1,090
S. P. Rasche	37,382[12]	*	27,460	*	—[16]
J. P. Stupp	1,121,160[13]	1.90%	—	—	10,380
A.W. Woodard	8,414[5]	*	—	—	—
All directors and executive officers as a group	1,333,680	2.26%			

* Less than 1%.

(1) Except as otherwise indicated, each person has sole voting and investment power with respect to all the shares listed.

(2) Information provided as of September 30, 2025, in Schedule 13F-HR filed on November 12, 2025, by BlackRock, Inc., whose address is 50 Hudson Yards, New York, NY 10001. The report indicates that it has 7,585,316 shares with sole voting power, 241,489 shares with no voting power, and no shares with shared voting power or shared dispositive power. The subsidiaries included in the report were as follows:

BlackRock (Netherlands) B.V.	BlackRock Fund Advisors†
BlackRock Advisors, LLC	BlackRock Institutional Trust Company, N.A.
BlackRock Asset Management Canada Limited	BlackRock Investment Management (Australia) Limited
BlackRock Asset Management Ireland Limited	BlackRock Investment Management (UK) Limited
BlackRock Financial Management, Inc.	BlackRock Investment Management, LLC
BlackRock Fund Managers Ltd.	

† BlackRock Fund Advisors is a subsidiary of BlackRock, Inc. and beneficially owns 5% or greater of the outstanding shares of the Company's stock according to the report. No other subsidiary included in the report owns 5% or greater of the outstanding shares of the Company's stock according to the report.

(3) Information provided as of June 30, 2025, in Schedule 13F-HR filed on November 7, 2025, by The Vanguard Group, Inc., whose address is 100 Vanguard Blvd., Malvern, PA 19355. The report indicates that it has no shares with sole voting power, 6,014,852 shares with no voting power 396,190 shares with shared voting power.

(4) Information provided as of June 30, 2025, in Schedule 13F-HR filed on August 14, 2025, by State Street Corporation whose address is One Congress Street, Suite 1, Boston, MA 02114. The report indicates that it has 3,054,391 shares with sole voting power or sole dispositive power, 439 shares with shared voting power and 296,811 shares with no voting power.

(5) Includes restricted non-vested shares granted under the 2015 Equity Incentive Plan, as to which a recipient has sole voting power and no current investment power as follows: M. J. Aplington – 1,310; S. E. Doyle – 3,420; S. M. Mills – 485; and A. W. Woodard – 1,880. Includes 5,826.83 shares held by Mr. Woodard in the 401(k) plan.

(6) These shares are held in a revocable family trust of which Mr. Borer and his spouse are trustees and share voting and dispositive power.

(7) These shares are held in a revocable family trust of which Ms. Fogarty and her spouse are trustees and share voting and dispositive power. Includes 1,750 shares of Common Stock that Ms. Fogarty holds directly.

(8) Includes 29 shares held in Ms. Hightman's IRA for which Ms. Hightman has sole voting and dispositive power.

(9) These shares are held in Mr. Koonce's IRA for which Mr. Koonce has sole voting and dispositive power.

(10) These shares are held in Mr. Koonce's revocable trust for which Mr. Koonce has sole voting and dispositive power.

(11) These shares are held in a revocable trust for which Ms. Newberry has sole voting and dispositive power.

(12) Includes 2,802 shares held in the 401(k) plan and 34,580 shares held in a revocable family trust of which Mr. Rasche and his spouse are trustees and share voting and dispositive power.

(13) Includes 1,104,000 shares owned by Stupp Bros. Mr. Stupp is a director and executive officer of Stupp Bros., Inc. and has an interest in a voting trust that controls 100% of the stock of Stupp Bros., which is located at 3800 Weber Road, St. Louis, MO 63125. Stupp Bros. shares are subject to a negative pledge.

(14) For executive officers and non-employee directors, respectively, this column includes time-based restricted stock grants that were deferred by the respective executive officer or non-employee director pursuant to the terms of Spire's Deferred Income Plan and, therefore, granted as phantom shares. Phantom shares are payable in cash and do not have voting rights.

(15) These shares are held in a brokerage account for which Mr. Jones and his spouse share voting and dispositive power.

(16) Phantom shares were converted to cash at retirement and are held in a Moody's bond-based investment.

The following table sets forth aggregate information regarding the Company's equity compensation plan as of September 30, 2025.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	340,804	$—	—
Equity compensation plans approved by security holders(2)	20,600	—	1,474,690
Equity compensation plans not approved by security holders	—	—	—
Total	361,404	$—	1,474,690

(1) Reflects the Company's 2015 Equity Incentive Plan. All securities remaining available for future issuance under the 2015 Equity Incentive Plan at the time of the 2025 amendment and restatement were cancelled.

(2) Reflects the Company's 2025 Equity Incentive Plan.

Information on the above-referenced equity incentive plan is set forth in Note 3, Stock-Based Compensation, of the Notes to Consolidated Financial Statements in the 2025 Annual Report on Form 10-K.

Stock ownership guidelines and holding requirements for non-employee directors and executive officers

To provide a direct link between director, executive officer and shareholder interests, the Company adopted a stock ownership policy. The table at the right indicates the value of shares directors and executive officers are expected to own under the policy.

The following shares are included in determining stock ownership: shares owned individually or jointly with spouse/children, unvested time-based restricted shares, and shares held in the Spire 401(k) plan and Spire Deferred Income Plan.

Directors must retain 90% and executive officers must retain 75% of the net shares awarded to them under

Company plans until they meet the stock ownership requirements. All directors and executive officers are currently in compliance with the stock ownership policy.

Stock ownership guidelines

Directors	6x annual cash retainer
Chief executive officer	6x base salary
Executive vice presidents	3x base salary
Senior vice presidents	2x base salary
All other officers	1x base salary

Proposal 2: Advisory vote to approve the compensation of our named executive officers

As required pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, we are seeking your approval of the Company's compensation of the named executive officers as disclosed in this proxy statement. Although the vote on this proposal is advisory and nonbinding, the compensation and human resources committee (the "Committee") and Board will review the results of the vote and consider the collective views of our shareholders in future determinations concerning our executive compensation program generally and the compensation of our named executive officers in particular.

As noted in the following Compensation Discussion and Analysis, the Company's philosophy is to pay for performance by making compensation decisions based on what promotes our corporate strategy, creates shareholder value and remains equitable for the Company, its employees and its shareholders. In the process of making these decisions, we also consider the types and levels of compensation in the marketplace. We urge you to read the Compensation Discussion and Analysis section of this proxy statement, which discusses in more detail our compensation policies and procedures. Throughout the year, our Committee assesses our compensation programs to ensure they are consistent with our pay philosophy. In determining how to vote on this proposal, please consider our compensation governance and pay structure:

- **Compensation balance:** Most of the compensation to the named executive officers is aligned with corporate performance. The Company seeks to balance short-term (cash) and longer-term (equity) compensation opportunities to ensure the Company meets short-term objectives while continuing to produce value for its shareholders over the long term.

- **Clawback:** Our policy addresses recoupment of amounts from executive officers' and other employees' time-based and performance-based awards under the annual and equity incentive plans to the extent that they would have been materially less were it not for fraud or intentional, willful or gross misconduct. We also have a separate clawback policy that complies with the SEC and NYSE requirements to recoup compensation in the event of an accounting restatement.

- **Prohibition of hedging/pledging of stock:** Our policy on the purchase and sale of securities prohibits executive officers and Board members from (i) entering into hedging transactions with respect to Company securities, including, without limitation, through the use of financial instruments such as exchange funds, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments, or through the establishment of a short position in the Company's securities; and (ii) holding Company stock in a margin account or pledging Company stock as collateral for a loan.

- **Stock ownership requirements:** Our stock ownership requirements, which are outlined on page 29, further strengthen the alignment of our executives with our shareholders.

- **Independent compensation consultant:** The Committee's consultant is independent.

- **Modest perquisites:** The Company's use of perquisites is modest.

- **Caps on incentive awards:** We have limits on incentive compensation, which cap all potential annual incentive plan awards at 150% of target and all equity incentive plan awards at 200% of target.

- **Employment agreements and excise tax gross-up:** The Company generally does not enter into employment agreements or provide excise tax gross-up protections.

- **No additional years of service credited:** The supplemental pension plans are traditional plans that cover the compensation not included in the qualified pension plan due solely to tax limitations, and do not otherwise factor in additional compensation or additional years of service.

The Board of Directors is asking shareholders to support the Company's named executive officer compensation as disclosed in this proxy statement. The Committee and the Board of Directors believe the compensation program effectively implements the Company's compensation principles and policies, achieves the Company's compensation objectives, and aligns the interests of the executives and shareholders. Accordingly, the Board asks shareholders to cast a nonbinding vote "FOR" the following resolution:

> **"RESOLVED, that the shareholders approve the compensation of the Company's named executive officers as disclosed in this proxy statement for the annual meeting of shareholders, including the Compensation Discussion and Analysis, compensation tables and other related disclosures."**

⊘ Your Board of Directors recommends a vote **"FOR"** advisory approval of the compensation of our named executive officers.

Executive compensation

Compensation discussion and analysis ("CD&A")

This CD&A contains a detailed description of the Company's executive compensation program, including our compensation philosophy, the elements of compensation we provide to our named executive officers ("NEOs"), the process undertaken to determine awards of compensation and the actual compensation provided to our NEOs in fiscal year 2025.

Our named executive officers

The Company's NEOs for fiscal year 2025 who remain with the Company were:



Scott E. Doyle
President and
Chief Executive Officer
(eff. April 24, 2025)



Adam W. Woodard[1]
Executive Vice President,
Chief Financial Officer
(eff. January 1, 2025)



Matthew J. Aplington[1]
Senior Vice President,
Chief Legal Officer



Ryan L. Hyman
Senior Vice President,
Chief Customer and
Information Officer



Stephen M. Mills[1]
Senior Vice President,
President, Spire Missouri
Inc.

(1) Messrs. Aplington, Mills and Woodard were not NEOs prior to fiscal year 2025.

Our NEOs for 2025 also include the following individuals who have departed from the Company:

- Steven L. Lindsey, our former president, chief executive officer and director, whose employment ended April 24, 2025.
- Steven P. Rasche, our former executive vice president, chief financial officer, who retired from that role on December 31, 2024.

In this Proxy Statement, we refer to our "executive officers," who are the individuals identified by the

Company as "executive officers" pursuant to Rule 3b-7 of the Securities Exchange Act of 1934 and include Scott E. Doyle, Adam W. Woodard, Matthew J. Aplington, Ryan L. Hyman, Stephen M. Mills and the former executives, Steven L. Lindsey and Steven P. Rasche.

Please see the text under the caption "Information about Executive Officers" in Part I of the 2025 Annual Report on Form 10-K for information about the Company's executive officers.

Executive summary

Leadership transition

Fiscal year 2025 brought significant changes to the leadership of the Company. Mr. Doyle was promoted to president and chief executive officer on April 24, 2025, with a 55% increase in compensation to align with market data appropriate for his new role. Mr. Woodard was promoted to executive vice president, chief financial officer on January 1, 2025, with a 25% increase in compensation to align with market data appropriate for his new role. Messrs. Lindsey and Rasche remain NEOs for fiscal year 2025 due to their respective roles as president and chief executive officer and executive vice president, chief financial officer during the year.

2025 Company performance

Please see the discussion of Spire's fiscal year 2025 corporate performance on pages 4-5 for more information about the financial results that affected compensation outcomes for fiscal year 2025. The Committee believes the actions taken by the Company's chief executive officer ("CEO") and management team throughout fiscal year 2025 positively impacted the Company's results and positioned the Company for continued success. Adjusted operating income and adjusted earnings per share ("EPS") are both key measures in our incentive programs, which closely link executive compensation results with corporate financial performance.

Alignment of pay and performance

The Company is committed to a pay-for-performance philosophy, and amounts earned by the NEOs under the Annual Incentive Plan ("AIP") have a direct correlation to corporate performance. Adjusted operating income is the key metric used to determine funding under the Company's AIP. Further explanation of adjusted operating income is provided on page 38 of this proxy statement. Adjusted EPS

is used as one of the metrics for the long-term incentive plan and is further discussed on page 40 of this proxy statement.

The Company also emphasizes pay for performance by placing a majority of the NEOs' TTDC at risk through the annual and long-term incentive plans. TTDC includes base salary as of the end of fiscal year 2025, the 2025 target AIP opportunity and the fair market value (target shares multiplied by grant date fair value) of awards granted under the Spire 2015 Equity Incentive Plan ("EIP") during fiscal year 2025. Furthermore, the realized value of the equity incentive awards, the largest portion of incentive pay, is based on the Company's long-term performance. The graph below shows the mix of fixed (base pay) and at-risk (annual and long-term incentive) pay, including how much of the long-term incentive pay is performance-based.



Fiscal 2025 target total direct compensation components

Compensation overview and philosophy

The Committee establishes the executive compensation philosophy and assists the Board in the development and oversight of all aspects of executive compensation.



1	2	3
Pay-for-Performance	**Balance**	**Competitiveness**
The compensation program should promote our corporate strategy and create shareholder value.	Annual and long-term incentive opportunities should reward the appropriate balance of short- and long-term financial, strategic and operational business results.	The compensation program should be sufficiently competitive to attract, retain and motivate a leadership team capable of maximizing Company performance.

Our pay-for-performance compensation philosophy promotes our corporate strategy and shareholder value, while remaining equitable for the Company, its executives and its shareholders. The Committee believes its compensation practices are aligned with the philosophy and reflect a responsible pay-for-performance culture. The Committee seeks to deliver a total compensation package that balances short-term and longer-term compensation opportunities to ensure the Company meets short-term objectives while continuing to create value for its shareholders over the long term.

The Committee also promotes a competitive compensation program to attract, motivate and retain key executives. Each year, the Committee reviews the Company's pay program for its executive officers to evaluate total compensation relative to the Company's peer and market

references. The Company's compensation philosophy is to position target total compensation in the median range of peer comparator data, with consideration for the executive's performance, skills and experience, and allow realized pay to be positioned higher or lower dependent on Company results.

The Committee considered the results of the January 2025 shareholder advisory "say-on-pay" vote when making compensation decisions. A majority (98.43%) of the votes cast approved the compensation program described in the Company's 2024 proxy statement. Considering this support, among other factors, the Committee determined that no significant changes to the executive compensation program were warranted for 2025 as a direct result of shareholder feedback.

Best practices in executive compensation

Our executive compensation program reflects the following best practices, which ensure effective compensation governance and align the interests of our shareholders and executives.

What we do	What we don't do
✓ Executive AIP awards are capped at 150% of target	⊗ No excise tax gross-ups for executives
✓ Total grant value under the EIP is capped at 200% of target	⊗ No dividends on performance-contingent stock awards prior to vesting
✓ A majority (75%) of long-term incentive compensation (shares and value) is performance-contingent	⊗ No hedging or pledging of Company stock
✓ Time-based equity awards are granted with a three-year cliff vesting schedule	⊗ No excessive perquisites for executives
✓ Non-vested equity awards are not accelerated after a change in control unless the executive is terminated, or the award is not assumed or substituted by the successor company (i.e., double trigger)	
✓ Executives and directors are subject to stock ownership guidelines and retention requirements	
✓ Independent compensation consultant advises compensation and human resources committee	
✓ Our executive severance program standardizes severance benefits and limits benefit triggers to termination by the Company without cause or the participant's resignation for good reason	
✓ Our clawback policies apply to all executive officers for awards made under the AIP and EIP	

Components of executive compensation

The table below provides the components and objectives of the Company's executive compensation program.

Element	Purpose/Objective	Key features	Performance measures
Base salary	Designed to attract and retain key executive talent and to reward leadership effectiveness	• Fixed portion of annual compensation	Based on factors deemed relevant by the Company, including: • job responsibilities and performance in his or her position • level of experience and expertise in a given area • role in developing and executing corporate strategy • role within current leadership team • comparison of salaries for similar positions at comparator companies
Annual cash incentive	Designed to motivate and reward short-term annual results tied to corporate, business unit, safety and individual performance objectives	• Targets are a percentage of base salary, and awards are paid in cash • Actual payouts may range between 0%-150% of target, based on actual results relative to metrics	Varied weightings of corporate and individual performance metrics, depending on the individual's role and position within the Company, and standard weighting of safety metric for all executives. The corporate and business unit metrics used for the AIP are both adjusted operating income, and the safety metric is based on the OSHA Days Away, Restricted, or Transferred ("DART") rate, at-fault motor vehicle accident ("MVA") rate, the total recordable injury rate, and an officer engagement rate.
Long-term incentives	Designed to encourage retention and further tie executive compensation to stock appreciation and long-term company performance	• 25% time-based restricted shares ("TBRSs")	Three-year cliff vesting period to encourage retention and further tie executive compensation to stock appreciation during that vesting period.
		• 75% performance-contingent stock units ("PCSUs") • Actual payouts may range between 0%-200% of target, based on actual results relative to metrics	PCSUs are awarded based on the average adjusted EPS over a three-year period, as well as total shareholder return performance relative to Total Shareholder Return ("TSR") peer group over the same period. These metrics are weighted at 25% of the award being based on average adjusted EPS, and 75% of the award being based on relative total shareholder return.

In making decisions about compensation, the Committee reviews market and peer group data, as well as additional analysis provided by the Committee's independent compensation consultant. The Committee also considers the role, experience and expertise of each executive officer.

Using this data, the Committee determines whether to make certain market adjustments to base salaries and sets target opportunities under the annual and long-term incentive programs that, when combined, produce TTDC that is consistent with the Company's compensation philosophy.

Summary of 2025 compensation decisions for NEOs

Below is a summary of the pay actions that were taken for the Company's NEOs in fiscal year 2025, as well as a description of their individual achievements that formed the basis of the individual performance metric for their annual incentive awards.

Scott E. Doyle* | President and Chief Executive Officer



Age: 54

Spire experience: 2 years



$701,346
Base Salary

$ 3.05M
Total Direct Compensation

$1,700,000
Long-term Incentive

$650,978
Annual Incentive

Individual performance:

- Identified and executed enhanced safety culture improvement imperatives through executive leadership and personal engagement
- Guided the executive team's successful acquisition bid for Piedmont Natural Gas Tennessee business
- Oversaw continued implementation of customer affordability project
- Advanced a constructive and improved gas utility regulatory environment in the State of Missouri by supporting the future test year legislation and through the successful resolution of Missouri rate case
- Supported leadership development and succession planning of executive leadership team
- Oversaw and supported completion and operational integration of Clear Creek expansion

Base salary: During the fiscal year, Mr. Doyle's salary was $550,000 and was increased to $850,000 upon his appointment to president and chief executive officer.

Annual incentive: At the beginning of the fiscal year, Mr. Doyle's annual incentive target was set at 75% of his base salary. Following his appointment as president and chief executive officer, his annual incentive target was increased to 100% of his base salary for fiscal year 2025. Mr. Doyle received an annual incentive award of $650,978 for fiscal year 2025, representing a 95% payout against target.

Long-term incentive: Mr. Doyle received a long-term incentive grant with an intended target value of $1,700,000, split into 75% PCSUs and 25% TBRSs. Of this amount, $1,050,000 was an award on May 2, 2025 related to his appointment as president and chief executive officer.

* Mr. Doyle was named president and chief executive officer of the Company effective April 24, 2025.

Adam W. Woodard** | Executive Vice President, Chief Financial Officer



Age: 54
Spire experience:
7 years



$400,000 Long-term Incentive

$961K
Total Direct Compensation

$385,115 Base Salary

$175,769 Annual Incentive

Individual performance:

- Led the acquisition team in Spire's successful bid for the Piedmont Natural Gas Tennessee business from Duke Energy
- Facilitated financing needs and organizational liquidity
- Advanced investor engagement and outreach throughout executive leadership transitions and strategic transactions
- Delivered value through strategic long-term planning process, shifting focus to core utility business
- Fostered continued transformation of financial reporting, forecasting and corporate development organizations
- Authored cost of capital testimony to support the Company's Missouri rate case

Base salary: During the fiscal year, Mr. Woodard's salary was $321,444 and was increased to $401,805 upon his appointment to executive vice president, chief financial officer on January 1, 2025.

Annual incentive: Mr. Woodard's annual incentive target was 40% of his base salary at the beginning of the fiscal year and was increased to 50% of base salary upon his appointment to executive vice president, chief financial officer. Mr. Woodard received an annual incentive award of $175,769 for fiscal year 2025, representing a 97% payout against target.

Long-term incentive: Mr. Woodard received a long-term incentive grant in November 2024 with an intended target value of $400,000, split into 75% PCSUs and 25% TBRSs.

** Mr. Woodard was named executive vice president, chief financial officer of the Company effective January 1, 2025.

Matthew J. Aplington | Senior Vice President, Chief Legal Officer



Age: 44
Spire experience:
9 years



$380,000 Long-term Incentive

$906K
Total Direct Compensation

$358,675 Base Salary

$167,536 Annual Incentive

Individual performance:

- Served as lead counsel on the Missouri rate case and negotiated a successful final rate case resolution
- Provided key leadership to regulatory teams prosecuting the Missouri rate case and interim ISRS filings
- Championed Senate Bill 4 in Missouri by serving as key architect and drafter of the legislation
- Led the due diligence process and the negotiations of asset purchase agreement and transition services agreement associated with acquisition of Piedmont Natural Gas Tennessee business
- Supported successful negotiation of labor contracts with Missouri West unions and preparation of updated strike plan
- Secured all required FERC permits and renewals for Clear Creek storage expansion to support significant expansion of Spire Storage West facilities

Base salary: The salary for Mr. Aplington in fiscal year 2025 was $364,820.

Annual incentive: Mr. Aplington's annual incentive target was 50% of base salary for fiscal year 2025. Mr. Aplington received an annual incentive award of $167,536 for fiscal year 2025, representing a 97% payout against target.

Long-term incentive: Mr. Aplington received a long-term incentive grant in November 2024 with an intended target value of $380,000, split into 75% PCSUs and 25% TBRSs.

Ryan L. Hyman | Senior Vice President, Chief Customer and Information Officer



Age: 48
Spire experience:
17 years



$210,000
Long-term Incentive

$796K
Total Direct Compensation

$400,189
Base Salary

$186,081
Annual Incentive

Base salary: The salary for Mr. Hyman in fiscal year 2025 was $400,043.

Annual incentive: Mr. Hyman's annual incentive target was 50% of base salary for fiscal year 2025. Mr. Hyman received an annual incentive award of $186,081 for fiscal year 2025, representing a 94% payout against target.

Long-term incentive: Mr. Hyman received a long-term incentive grant in November 2024 with an intended target value of $210,000, split into 75% PCSUs and 25% TBRSs.

Individual performance:

- Fostered a culture of continuous improvement throughout utility related business functions
- Established project intake process supported by cross-functional leaders that resulted in efficient deployment of technology resources
- Conducted strategic analysis and decision-making support for foundational initiatives, narrowing product selections, and focusing on resources needed for strategic acquisitions
- Consolidated data analytics and integration into advanced analytics to focus on unified reporting platforms and continuous improvement for business operations
- Optimized customer experience resources through third-party engagement and efficiency initiatives
- Continued the deployment of smart meter technology in support of the meter upgrade project

Stephen M. Mills | Senior Vice President, President, Spire Missouri Inc.



Age: 57
Spire experience:
11 years



$225,000
Long-term Incentive

$705K
Total Direct Compensation

$331,837
Base Salary

$147,932
Annual Incentive

Base salary: The salary for Mr. Mills in fiscal year 2025 was $335,000.

Annual incentive: Mr. Mills' annual incentive target was 50% of base salary for fiscal year 2025. Mr. Mills received an annual incentive award of $147,932 for fiscal year 2025, representing a 93% payout against target.

Long-term incentive: Mr. Mills received a long-term incentive grant in November 2024 with an intended target value of $225,000, split into 75% PCSUs and 25% TBRSs.

Individual performance:

- Championed a culture of continuous improvement throughout the Company's utility business in Missouri
- Achieved a $210 million revenue increase through the successful Missouri rate case outcome to position Spire Missouri to meet or exceed future financial objectives
- Efficiently managed the fiscal year 2025 capital plan through targeted pipeline and meter replacements
- Advocated for the modernization of Missouri's ratemaking process with the successful passage of Senate Bill 4
- Improved employee safety performance across Missouri through additional leadership engagement with field operations

Steven L. Lindsey, the Company's president and chief executive officer until April 24, 2025, had a base salary of $900,000 for fiscal year 2025. His annual incentive target was 100% of base salary, and he received an annual incentive award of $525,000, representing a 100% payout against target prorated for Mr. Lindsey's months of service during the fiscal year prior to separation. Mr. Lindsey received a long-term incentive grant in November 2024 with an intended target value of $1,800,000, split into 75% PCSUs and 25% TBRSs. Mr. Lindsey's TBRSs were forfeited due to his separation prior to attaining age 65, and his outstanding PCSUs will remain outstanding and eligible to vest on a prorated basis based on actual performance achieved during the applicable performance period.

Steven P. Rasche, the Company's executive vice president, chief financial officer until December 31, 2024, had a base salary of $527,360 for fiscal year 2025. His annual incentive target was 60% of base salary, and he received an annual incentive award of $160,941, representing a 95% payout against target prorated for Mr. Rasche's months of service during the fiscal year prior to retirement. Mr. Rasche received a long-term incentive grant in November 2024 with an intended target value of $675,000, split into 75% PCSUs and 25% TBRSs. Mr. Rasche's TBRSs were vested on a prorated basis due to his retirement following age 65, and his outstanding PCSUs will remain outstanding and eligible to vest on a prorated basis based on actual performance achieved during the applicable performance period.

Executive compensation

Analysis of 2025 compensation decisions and actions

Base salary

In November 2024, the Committee approved increases to NEO salaries for fiscal year 2025. In April 2025, the Committee approved an increase to Mr. Doyle's base salary when he was promoted to president and chief executive officer. Mr. Woodard's salary was also increased in January 2025 when he was promoted to executive vice president, chief financial officer. The Committee reviewed market data for both roles at the time of transition and approved salary adjustments that positions the executives competitively against the market while reflecting their limited tenure in these new roles. The salaries for the NEOs are detailed previously in the "Summary of 2025 compensation decisions for NEOs" section. The Committee made these salary increases in line with the compensation philosophy and with the belief that they reflected the NEOs' contributions to successful business growth while maintaining a focus within the NEOs' functional areas.

Annual incentive compensation

At the beginning of each fiscal year, the Board reviews and sets key performance metrics for the AIP based on the Company's business and strategic plan for the upcoming year. Actual payments to executives are then based on the Company's fiscal year results as well as the executive's individual performance. The Committee, in collaboration with management, sets the targets for the corporate, business unit and safety metrics described below, based on an analysis of prior years' performance and a focus on achieving financial growth and improvement in safety performance in future years. Individual performance is reviewed by the Committee and is based on accomplishments related to the executive's functional area of responsibility, execution of corporate strategy and financial results.

Progress on the AIP metrics is reviewed periodically during the year, and the Committee reviews the final results shortly after the end of the fiscal year but awaits the audit certification before approving the final payouts. Rarely, some discretionary adjustments may be applied, where appropriate, and there are instances where individual objectives may be modified during the year.

No discretionary adjustments were applied for fiscal year 2025.

The following chart sets forth the 2025 AIP targets as a percentage of base salary and the weightings of the corporate, safety and individual metrics for each NEO.



Annual incentive plan metric weightings

Corporate and business unit metrics

The metric used in determining the corporate and business unit performance portions of AIP awards is adjusted operating income,[1] which is a key measure of the Company's financial success for the fiscal year and is a common metric used for short-term incentives within the industry. Adjusted operating income for AIP purposes is based on operating income for three categories of business units (Gas Utility, Gas Marketing and Midstream), and the results are weighted by the budgets of each business unit to prevent extremely high or low performance from a smaller business unit having a disproportionate impact on the overall results. Adjusted operating income removes the impacts related to acquisition, divestiture and restructuring activities, mark-to-market adjustments, and other non-operational and non-recurring items. The Committee and management believe these adjustments provide a useful representation of the economic impact of the overall results of ongoing operations.

The table below shows the levels of threshold, target and high performance for the corporate and business unit metrics for fiscal year 2025, the payout percentage for the business unit metric, as well as the resulting payout percentage after the business unit weighting mechanism has been applied.

Corporate/business unit metrics	Threshold performance	Target performance	High performance	Actual performance	Resulting corporate metric payout percentage	Resulting business unit metric payout percentage
Adjusted operating income (millions)	$445.6/$367.8	$537.0/$427.8	$598.3/$457.8	$527.9/$412.8	94.6%	87.5%

(1) As adjusted operating income is a non-GAAP metric, the reconciliation to operating income can be found on Schedule A to this proxy statement.

Safety metric

The safety metric, which has a weighting of 10% for all officers, reflects goals for the Company's OSHA DART rate, at-fault MVA rate, the total recordable injury rate, and a leadership safety engagement rate that was added last fiscal year. The leadership engagement rate encourages officers to become more engaged in safety at Spire and measures the number of safety-related engagement activities in which officers participate throughout the year. Examples of such safety-related engagement activities include safety meetings and field safety observations. Safety is a core value at Spire, and we will continue to set ambitious goals with the focus of continuous improvement in all areas of safety. In fiscal year 2025, our safety results exceeded targets, except for total recordable injury rate. This resulted in an 82.8% payout for this metric. The Company remains focused on improving our safety results in future years. The fiscal year targets and results are shown below.

Metric (weighting)	FY25 Target	FY25 Actual
OSHA DART Rate (40%)	1.35	1.62
At-Fault MVA Rate (30%)	3.07	2.83
Total Recordable Injury Rate (15%)	3.25	3.81
Leadership Safety Engagement (15%)	360	364
Total Payout Percentage: 82.8%		

Individual performance metric

Individual performance measures are generally subjective and relate to the manner in which the executive leads his or her teams to accomplish key business and strategic results during the year. This allows for assessment of the executive's leadership role in furthering the values and culture of the Company as well as contributing to its long-term success. The individual performance metric is weighted 15% for the CEO and 25% for the other NEOs. The individual performance metric results for each NEO were based on the achievements identified previously in the "Summary of 2025 compensation decisions for NEOs" section. The individual metric paid out at 100-110%, reflecting the strong contributions of the NEOs to the success of the Company in fiscal year 2025.

Fiscal year 2025 AIP results

After evaluating the performance of the Company and the NEOs in fiscal year 2025, the Committee approved annual incentive awards. AIP payouts are capped at 150% of target. These AIP awards reflect the NEOs' strong leadership to strategically operate the business during a fiscal year that presented unique challenges and changes. As a result of the performance on the metrics described herein, the NEOs earned the following amounts under the AIP.

	Corporate	Safety	Individual	Business unit	Total annual incentive plan payout	Total annual incentive plan payout as % of target
Doyle	$486,280	$56,750	$107,948	$ —	$650,978	95%
Woodard	101,765	15,025	49,902	9,077	175,769	97
Aplington	105,908	14,261	47,367	—	167,536	97
Hyman	65,620	16,410	52,026	52,025	186,081	94
Mills	52,872	13,222	39,921	41,917	147,932	93
Lindsey	393,750	52,500	78,750	—	525,000	100
Rasche	104,424	14,061	42,456	—	160,941	95

Long-term incentive compensation

The Committee approves equity grants with approximately 75% of the value of long-term incentives being awarded in PCSUs and approximately 25% of the value being awarded in TBRSs. The Committee bases the size of equity awards on its assessment of a market-based analysis of TTDC for each NEO, as further discussed in the "Competitive market compensation analysis" section herein.



Equity grants

25% Time-Based Restricted Shares

75% Performance-Contingent Stock Units

Executive compensation

The number of PCSUs that vest is determined based on two metrics. The first is a relative TSR metric that compares the Company's TSR performance to its TSR peer group over a period of three fiscal years (described herein on pages 44-45). The second is the average basic adjusted EPS over the same three-year period. Adjusted earnings exclude from net income the after-tax impacts of fair value accounting and timing adjustments associated with energy-related transactions, the impacts of acquisitions, divestiture and restructuring activities, and the largely non-cash impacts of impairments and other non-recurring or unusual items, such as certain regulatory, legislative or GAAP standard-setting actions.[2]

With respect to the adjusted EPS metric, the threshold, target and high-performance levels set for EIP grants are considered to be confidential and competitive information, particularly to the extent the performance targets relate to projected Company financial data and strategy, neither of which the Company publicly discloses. The Committee believes that targeted levels of performance for the EIP grants are challenging and will not be achieved all the time. The high-performance level will be difficult to achieve and will require exceptional performance. The following chart shows the vesting levels for prior fiscal years as a percentage of target.

Performance period (fiscal years)	Percentage of target at which grants vested
2018–2020	71%
2019–2021	121
2020–2022	85
2021–2023	89
2022–2024	95
2023–2025	111

With regard to the Committee's certification of performance, the Committee, which is comprised solely of independent directors, reviews and discusses the calculations of the metrics to verify compliance with the terms of the awards that were set at the time the awards were granted and determines the level of performance achieved and the number of shares earned. The Committee then approves a resolution that reflects the Committee's determinations. The PCSUs will vest only upon the Committee's certification as to performance.

Policies and practices for granting certain equity awards

The Company has certain practices related to the timing of equity grants. All equity grants made to executive officers must be approved by the Committee. Annual equity grants for executive officers are approved at the November meeting of the Board, which occurs on the second Thursday of November each year. Those grants are made two days after the year-end earnings call. Annual equity grants for non-employee directors are approved at the January meeting of the Board, which occurs on the fourth week of January each year. Those grants are made two days after the first quarter earnings call. The Committee does not currently take material non-public information into account when determining the timing of equity grants, and the Company does not time nor does it plan to time the release of material, non-public information for the purpose of affecting the value of employee or Board compensation. During fiscal year 2025, the Company did not grant stock options (or similar awards) to any NEO during any period beginning four business days before and ending one day after the filing of any Company periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any Company Form 8-K that disclosed any material non-public information.

Grants made in fiscal year 2025

On November 14, 2024, the Board authorized the grants of TBRSs ("2025 TBRSs") and PCSUs ("2025 PCSUs") to 28 officers, including all the NEOs. The grants were made on November 22, 2024, and the award design is consistent with prior years. Both the 2025 TBRSs and the 2025 PCSUs are included in the "Grants of plan-based awards" table in this proxy statement. The fair market value of these grants is included in the "Summary of 2025 compensation decisions for NEOs" section and is also found in the "Stock awards" column of the "Summary compensation table."

The 2025 TBRSs fully vest on the third anniversary of the grant date if the recipient remains continually employed with the Company through that date. Quarterly dividends are paid on TBRSs during the vesting period.

The 2025 PCSUs consist of stock units that become eligible to vest following the end of the applicable three-year performance period, but only in the event the Company's average adjusted EPS over the performance period exceeds the annualized declared dividend per share for the common stock as of the award date ("Dividend Related Earnings"). If the Dividend Related Earnings metric is

(2) The Committee and management believe that excluding these items provides a useful representation of the economic impact of actual settled transactions and overall results of ongoing operations. These internal non-GAAP operating metrics should not be considered as an alternative to, or more meaningful than, GAAP measures. More information regarding adjusted earnings can be found in the 2025 Annual Report on Form 10-K in the Non-GAAP Measures section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

not met, the units and related dividend equivalents are forfeited. If the Company meets the Dividend Related Earnings metric, the actual number of units that vest is determined by the Committee based on the factors described below.

The number of 2025 PCSUs that vest is determined based on the average adjusted EPS and TSR results over fiscal years 2025-2027. These metrics are weighted at 25% average adjusted EPS and 75% TSR. These metrics may be achieved at threshold, target or high-performance levels, as evaluated by the Committee.



2025 PCSUs vesting metrics

25% Adjusted Earnings Per Share

75% Total Shareholder Return

Performance under the adjusted EPS metric is measured by calculating the three-year average of the Company's adjusted EPS. In the first year of the performance period, adjusted EPS was $4.45 on a non-diluted basis. Adjusted EPS for fiscal years 2026 and 2027 will be added to the 2025 adjusted EPS amount for purposes of calculating the three-year average adjusted EPS to determine if performance at any level has been achieved.

The level of achievement with respect to the TSR metric for the 2025 PCSUs is measured based on Spire's rank among its TSR peer group from 2025-2027, determined as a percentile among the group that corresponds with various levels of performance as reflected below.

	Threshold performance	Target performance	High performance
Total shareholder return	25th percentile	50th percentile	100th percentile

With respect to each of the two metrics that determine the number of PCSUs to vest, the "threshold" performance level produces vesting of 50% of the target level of stock units. The "target" performance level produces vesting of 100%

of the target level of stock units, and the "high" performance level produces vesting of 200% of the target level of stock units.

Dividend equivalents on PCSUs accrue throughout the performance period and will only be paid to the participants in proportion to the number of shares actually earned at vesting. No interest is paid on the accrued dividend equivalents.

Grants that vested in 2025

On November 9, 2022, the Board authorized the grant of TBRSs and PCSUs to 29 current officers, including all NEOs, other than Mr. Doyle. The grants were made on November 18, 2022. These awards vested on November 18, 2025.

The PCSUs were granted for the performance period of fiscal years 2023-2025. The vesting of those awards was based upon the three-year average adjusted EPS metric and the three-year relative TSR metric determined using the peer group in place at the time of the grant, with these metrics being weighted at 25% and 75%, respectively. Additional information about the TSR peer group can be found herein at pages 44-45. TSR for the Company and peer group was calculated as follows:

$$\frac{\left(\begin{array}{c}\text{Total share value}\\\text{at the end of the}\\\text{performance period}\end{array}\right) - \left(\begin{array}{c}\text{Average share}\\\text{price immediately}\\\text{prior to the grant}\end{array}\right)}{\left(\begin{array}{c}\text{Average share}\\\text{price immediately}\\\text{prior to the grant}\end{array}\right)}$$

Total share value at the end of the performance period is calculated as the average share price for the last 20 trading days of the performance period ending September 30, 2025, plus the value of reinvested dividends. Average share price immediately prior to the grant is calculated using the average share price for the last 20 trading days immediately prior to September 30, 2022.

In reviewing the Company's performance over the period and in accordance with the terms of the EIP, the Committee evaluated the adjusted EPS metric by averaging the adjusted EPS for each of fiscal years 2023, 2024 and 2025. The metrics and actual performance for the 2022 PCSUs were as follows:

	Weighting	Threshold performance	Target performance	High performance	Actual performance
Total shareholder return	75%	25th percentile	50th percentile	100th percentile	74th percentile
Payout percentage		*50%*	*100%*	*200%*	*148%*
Three-year average adjusted earnings per share	25%	$4.25	$4.55	$5.00	$4.22
Payout percentage		*50%*	*100%*	*200%*	*0%*

Executive compensation

On November 13, 2025, the Board certified these performance outcomes, resulting in a total of 20,503 PCSUs vesting (representing 111% of target) for the NEOs. A total of 4,879 TBRSs also vested for the NEOs over the last year. The table to the right shows the number of PCSUs and TBRSs that vested for each NEO.

	PCSUs	TBRSs	Total
Doyle	—	—	—
Woodard	1,476	440	1,916
Aplington	711	210	921
Hyman	2,476	740	3,216
Mills	1,178	350	1,528
Lindsey*	8,779	—	8,779
Rasche*	5,883	3,139	9,022

* Mr. Lindsey's outstanding TBRSs were forfeited at termination due to his separation prior to reaching age 65. His outstanding PCSUs will vest on a prorated basis based on actual performance for the performance period. Mr. Rasche's outstanding TBRSs vested on a prorated basis at his retirement following age 65. His outstanding PCSUs will vest on a prorated basis based on actual performance for the performance period.

Executive compensation governance

Roles in executive compensation

The Committee implements and administers the Company's compensation philosophy and engages an independent compensation consultant to provide market reference perspective and to serve as an advisor. The compensation consultant serves at the request of, and reports directly to, the Committee and does not perform other significant services for the Company.

In fiscal year 2025, the Committee continued its retention of Semler Brossy Consulting Group LLC ("Semler Brossy") to serve as its consultant. Semler Brossy is an independent firm, providing executive compensation consulting services to the Committee. Semler Brossy reports to the Committee and attends all Committee meetings either in person or by telephone.

The Committee determined that the compensation consultant is independent, and its work has not raised any conflicts of interest.

While the Committee receives advice on executive compensation from its compensation consultant, the Committee and the Board retain all decision-making authority to ensure the decisions reflect the Company's pay-for-performance philosophy.

The table below outlines the roles and responsibilities of the various parties in determining and deciding executive compensation.

Party	Roles and responsibilities
Compensation and human resources committee	• Reviews and approves a compensation philosophy/policy with respect to executive officer compensation • Reviews and approves the evaluation process and compensation structure for the Company's executive officers on an annual basis • Reviews and recommends to the Board the corporate goals and objectives for the CEO's performance and assists the Board in evaluating the CEO's performance in light of those goals and objectives and then sets the CEO's current compensation, including salary, and short-term and long-term compensation on an annual basis • Reviews and approves the corporate goals and objectives for the executive officers' performance, evaluates the performance of the Company's executive officers, and approves the annual compensation, including salary and short-term and long-term compensation for such executive officers on an annual basis • Reviews and approves the CEO's recommendations regarding the compensation of all non-executive officers on an annual basis • Administers and makes recommendations to the Board regarding cash and equity-based incentive plans • Reviews compensation risk assessment of the Company's compensation policies and practices • Oversees the development and review of executive succession plans and assists the Board in developing and evaluating potential candidates for executive positions
Independent compensation consultant	• Advises the Committee on performance metrics and linkage between pay and performance • Keeps the Committee informed of current industry and market trends • Makes recommendations to the Committee on companies to consider as a comparator peer group • Presents findings relative to the competitiveness of the Company's executive compensation • Provides guidance and consultation on management's risk assessment of the Company's executive compensation • Reviews and provides input on the CD&A
Independent members of the Board	• Approve compensation of the CEO • Approve other compensation recommendations made by the Committee

Party	Roles and responsibilities
CEO	• Evaluates the performance of all Company executive officers other than the CEO • Recommends base salary adjustments for those officers • Recommends promotions, as appropriate • Recommends awards under the AIP based on each executive officer's performance • Recommends equity grants under the EIP to the executive officers, based on each officer's strategic role in executing the corporate strategy to build long-term shareholder value
Other members of management	• Human Resources – provides analyses, compensation data and information to the Committee and the independent compensation consultant to facilitate the Committee's review of compensation; develops and conducts risk assessment of the Company's executive compensation • Chief Financial Officer – provides reports on financial performance relative to the metrics included in the incentive programs as well as the financial impact of compensation decisions • Internal Audit – provides the results of its audit of performance relative to the metrics

Compensation and human resources committee actions in 2025

The Committee's review of the Company's executive pay practices has continued to reinforce our pay-for-performance philosophy, align the interests of our executive officers and shareholders, and strengthen our governance commitment. In fiscal year 2025, the Committee:

• Reviewed the Company's competitive pay ranges for executive officers relative to market;

• Continued to utilize Willis Towers Watson Energy Services Executive Compensation Survey ("WTW Survey") as the primary market reference to assist the Committee in making its compensation decisions for the executive officers;

• Reviewed and discussed executive compensation trends including issues related to pay practices and incentive plans;

• Reviewed the annual and long-term incentive designs and approved metrics of each AIP and the EIP relative to the corporate financial and non-financial metrics;

• Reviewed and approved management's proxy proposal requesting shareholder approval of the 2025 Equity Incentive Plan;

• Reviewed and approved the Company's separation provisions and equity treatment relative to the EIP;

• Reviewed the Committee Charter to ensure consistency and applicability to the Company's compensation philosophy, processes, and procedures;

• Reviewed the Company's compensation philosophy with management;

• Reviewed the Company's demographic data and development initiatives with respect to historical trends and discussed progress made during the year;

• Reviewed tally sheets for the executive officers;

• Reviewed and approved the peer group used to evaluate relative TSR for the PCSUs;

• Reviewed and approved corporate goals for the annual and long-term incentive plans;

• Reviewed and certified performance results for the annual and long-term incentive plans;

• Continued the practice of awarding EIP grants to executives with validation of the grant levels from competitive market data;

• Conducted an annual compensation risk assessment to evaluate the extent to which the Company's compensation policies and practices could exacerbate enterprise risks or encourage excessive risk-taking behavior in a manner that would adversely impact the business;

• Continued the succession planning process for officer level positions and compensation approval on hiring Spire's new chief operating officer as well as the promotion of the current chief executive officer;

• Reviewed and approved the use of executive talent profiles in the succession planning process as well as individual development activities; and

• Reviewed and discussed the Company's compensation discussion and analysis for the proxy statement.

Spire's use of comparator data

Spire uses comparator data in its compensation process in multiple ways. Comparator data is used for evaluating and determining executive compensation levels, and a peer group that is reviewed and approved annually is used for purposes of the relative TSR metric under the EIP. The rationale for the use of this comparator data is described below.

Type of comparator data	How we use it
Willis Towers Watson Energy Services Executive Compensation Survey	Primary data source for executive compensation decisions
Secondary peer group data	Secondary data source to gauge affordability and the aggregate positioning of executive officer compensation
TSR peer group	Approved annually by the Committee and used to evaluate the relative TSR metric for vesting of PCSUs

Executive compensation

Competitive market compensation analysis

Each year, the Committee evaluates certain comparator data when determining executive compensation levels to help ensure that compensation opportunities being delivered to our executive officers are competitive within the industry markets in which the Company competes for talent. Although the Committee reviews the data to see how the Company's executive compensation levels compare to the median range of the Company's comparator peer data set, decisions are not guided solely by such data, as the Committee's focus is to make compensation decisions uniquely appropriate for the Company and the individual executive officer.

To assist the Committee in its annual market review of executive officer compensation, the independent compensation consultant prepares an analysis of the market competitiveness of compensation for each executive officer. The independent compensation consultant's analysis includes a combination of survey and publicly available peer company pay information to establish competitive market rates for base salary and annual and long-term incentives for the executive officer positions. This allows the Committee to ensure its competitive market data is robust, reliable and objective on an ongoing basis.

In making compensation decisions, the Committee uses primary and secondary comparator data sets. The primary comparator data set is the WTW Survey, which is a proprietary third-party survey that included responses from 155 companies for the 2024 report. The specific identity of respondents for any given position is not provided to the Company. Because of the large variance in size among participating companies within the survey, the independent compensation consultant conducts analyses, including regression, to adjust the compensation data for differences in revenue scope. These adjustments are necessary to allow for appropriate size comparisons between our Company and the participating companies in the survey. The WTW Survey is used as the primary data source for assessing the individual competitiveness of the executive officers' pay because it is a more robust sample of data and allows for specific functional matches for each officer.

The secondary comparator data set used in making compensation decisions consists of specific utility companies also utilized in the TSR peer group discussed below. This secondary set of data is used to gauge affordability and the aggregate positioning of executive officer compensation. It also provides a secondary reference point and provides greater detail to the Committee on a company-by-company basis. For fiscal year 2025, these companies included Alliant Energy Corporation, Atmos Energy Corporation, Avista Corporation, Black Hills Corporation, New Jersey Resources Corporation, NiSource Inc., NorthWestern Corporation, Northwest Natural Gas Company, ONE Gas, Inc., and Southwest Gas Corporation. This secondary peer group is reviewed annually, and no changes were made for fiscal year 2025.

For each executive, the Committee determines whether target total compensation is sufficient to retain and motivate the executive. If adjustments are needed to create greater alignment with the Company's compensation philosophy, or to reflect unique circumstances at the Company, the Committee evaluates each component of compensation (base salary, annual incentive and long-term incentive targets) to determine where such adjustments may be required. In addition, the Committee considers other subjective factors in its compensation decisions, such as individual performance, experience, future potential and expertise.

TSR peer group

Annually, the independent compensation consultant, along with the Company's finance leadership, reviews our peer group members and recommends a group composition that considers industry-appropriateness, business size and changes necessitated due to acquisitions and divestitures. This peer group is used to evaluate the relative TSR metric for vesting of PCSUs. The table on page 45 shows our TSR peer group for fiscal year 2025, as well as a comparison of peer group members for fiscal years 2022-2025.

In the TSR peer groups table, the text in orange signifies companies that have been added to the peer group each year, and the asterisks indicate companies that have been removed from the peer group each year. These changes to the peer group are considered by the Committee at the time of vesting. For fiscal year 2025, the peer group includes the public companies that participated in the 2024 WTW Survey and have annual revenues of $1 billion to $6 billion, as well as any legacy peer group companies that did not participate in the 2024 WTW Survey. The Committee believes this peer group is an appropriate range of companies against which the Company's success can be accurately measured.

TSR peer groups FY22-25

FY22	FY23	FY24	FY25
ALLETE, Inc.	ALLETE, Inc.	ALLETE, Inc.**	
Alliant Energy Corp.	Alliant Energy Corp.	Alliant Energy Corp.	Alliant Energy Corp.
Ameren Corp.	Ameren Corp.	Ameren Corp.	Ameren Corp.
American Water Works Company, Inc.	American Water Works Company, Inc.	American Water Works Company, Inc.	American Water Works Company, Inc.
Atmos Energy Corp.	Atmos Energy Corp.	Atmos Energy Corp.	Atmos Energy Corp.
Avista Corp.	Avista Corp.	Avista Corp.	Avista Corp.
Black Hills Corp.	Black Hills Corp.	Black Hills Corp.	Black Hills Corp.
CenterPoint Energy, Inc.	CenterPoint Energy, Inc.	CenterPoint Energy, Inc.	CenterPoint Energy, Inc.
	Chesapeake Utilities Corp.	Chesapeake Utilities Corp.	Chesapeake Utilities Corp.
Essential Utilities, Inc.	Essential Utilities, Inc.	Essential Utilities, Inc.	Essential Utilities, Inc.
Evergy, Inc.	Evergy, Inc.	Evergy, Inc.	Evergy, Inc.
Hawaiian Electric Industries, Inc.	Hawaiian Electric Industries, Inc.*		
IDACORP, Inc.	IDACORP, Inc.	IDACORP, Inc.	IDACORP, Inc.
MDU Resources Group, Inc.	MDU Resources Group, Inc.	MDU Resources Group, Inc.	MDU Resources Group, Inc.
MGE Energy, Inc.	MGE Energy, Inc.	MGE Energy, Inc.	MGE Energy, Inc.
National Fuel Gas Company	National Fuel Gas Company	National Fuel Gas Company	National Fuel Gas Company
New Jersey Resources Corp.	New Jersey Resources Corp.	New Jersey Resources Corp.	New Jersey Resources Corp.
NiSource Inc.	NiSource Inc.	NiSource Inc.	NiSource Inc.
NW Natural	NW Natural	NW Natural	NW Natural
NorthWestern Corp.	NorthWestern Corp.	NorthWestern Corp.	NorthWestern Corp.
OGE Energy Corp.	OGE Energy Corp.	OGE Energy Corp.	OGE Energy Corp.
ONE Gas, Inc.	ONE Gas, Inc.	ONE Gas, Inc.	ONE Gas, Inc.
Pinnacle West Capital Corp.	Pinnacle West Capital Corp.	Pinnacle West Capital Corp.	Pinnacle West Capital Corp.
PNM Resources, Inc.	PNM Resources, Inc.	PNM Resources, Inc.***	
Portland General Electric Company	Portland General Electric Company	Portland General Electric Company	Portland General Electric Company
South Jersey Industries, Inc.	[acquired in 2023]		
Southwest Gas Holdings, Inc.	Southwest Gas Holdings, Inc.	Southwest Gas Holdings, Inc.	Southwest Gas Holdings, Inc.
UGI Corporation	UGI Corporation	UGI Corporation	UGI Corporation
			TXNM Energy, Inc.
27 peers	27 peers	26 peers	25 peers

*   Subsequently removed due to excess volatility
**   Removed as a result of the acquisition by BlackRock and CPP with closing anticipated in late 2025.
*** PNM Resources, Inc. is now TXNM Energy, Inc. effective August 2024.

Severance and change in control

The Company believes it is important to provide officers certain compensation in the event of a termination after a change in control, particularly since it does not enter into employment agreements. In addition to the payments described below, the annual and long-term incentive benefits payable to the NEOs upon termination with or without a change in control are described in the "Potential payments upon termination or change in control" section later in this proxy statement.

Executive Severance Plan

Messrs. Doyle, Aplington, Hyman, Mills, and Woodard participate in the Company's Executive Severance Plan. The Executive Severance Plan provides for a severance benefit if a participant's employment is terminated by the Company without cause or by the participant for good reason (such terms being defined in the plan). No payment will be made in connection with a termination of employment due to a participant's death or disability.

The severance benefit is a lump-sum payment equal to the participant's applicable percentage (200% for Mr. Doyle, and 100% for the other NEOs) of the participant's base salary, plus a cash payment equal to the estimated cost of continued medical, dental and vision benefits for a period of 24 months for Mr. Doyle, and 12 months for the other NEOs.

In the event of a qualifying termination following a change in control, the severance benefit will be a lump-sum payment equal to the participant's applicable percentage (300% for Mr. Doyle, and 200% for the other NEOs) of the participant's base salary plus the participant's AIP target, plus a cash payment equal to the estimated cost of continued medical, dental and vision benefits for a period of 36 months for Mr. Doyle, and 24 months for the other NEOs.

The plan defines a change in control as (i) one or more persons acquiring 30% or more of the Company's outstanding shares; (ii) replacement of a majority of the Board by individuals whose nominations were not approved by a majority of the Board; (iii) consummation of a reorganization, merger or consolidation that results in the Company's shareholders no longer owning more than 50% of the voting power of the surviving entity's outstanding securities; or (iv) a liquidation or dissolution of the Company, or a sale of at least 80% of the Company's assets.

A participant must sign a Confidentiality, Non-Disparagement, Non-Competition and Non-Solicitation Agreement and must execute a release in order to receive a payment under the Executive Severance Plan.

Before his departure from the Company, Mr. Lindsey participated in the Company's Executive Severance Plan. Mr. Rasche was not covered by the Executive Severance Plan and was instead a participant in the Management Continuity Protection Plan, as described below.

Management Continuity Protection Plan

The Management Continuity Protection Plan ("MCPP") was adopted in 1991 and was most recently restated in 2005. Effective January 1, 2015, no new participants will enter the MCPP.

Of the NEOs, Mr. Rasche was covered by the MCPP until he turned age 65. He was not covered under any severance or change in control agreement at his retirement, which was prior to fiscal year-end. The MCPP provides for the payment of benefits to officers on certain termination events after a change in control, which is defined as occurring when a person acquires more than 50% of the voting power of securities of the Company or if a person acquires between 30% and 50% of the voting power and the Board determines that a de facto change in control has occurred.

The MCPP provides for a lump-sum payment in an amount equal to the average W-2 compensation paid to a participant for the five-year period immediately preceding cessation of employment, multiplied by 2.99 for an executive vice president or 2.00 for the other officers.

The MCPP does not provide benefit payments to those participants who have reached normal retirement age of 65 and provides no benefits if the officer is terminated for cause. The MCPP limits the amount of the benefit payable to an amount equal to the participant's average monthly compensation for the five-year period immediately preceding the cessation of employment multiplied by the number of months until the date the participant would reach normal retirement age of 65.

If, after a change in control, a participant in the MCPP is terminated other than for cause, resigns or retires within 54 months in the case of any executive vice president, or within 42 months in the case of all other officers, then the participant is entitled to the lump-sum amount described above. However, the amount is reduced for each month the participant remains employed by the Company starting with the seventh month after the change in control. The amount of the reduction is 1/48 per month for an executive vice president and 1/36 per month for all other officers.

Other Company-provided benefits

The Company believes retirement, health and welfare benefits serve an important role in the total compensation and benefits package offered to employees to assist in attracting and retaining key talent. The Company provides both Company-paid and voluntary health and welfare programs. The programs are reviewed periodically pursuant to the Company's intent to be competitive within the industry in terms of total compensation.

Retirement plans

The Company offers its employees a defined contribution 401(k) plan that provides a Company match for all employees, including the NEOs. All the NEOs participated in the Spire Employee Savings Plan in fiscal year 2025.

The NEOs also participate in a qualified defined benefit retirement plan sponsored by Spire Missouri Inc. for eligible employees. Spire Missouri Inc. also provides NEOs with non-qualified supplemental retirement plan benefits. More details relative to these plans are included in the "Pension plan compensation" section later in this proxy statement.

Life insurance

The Company provides a life insurance benefit for all NEOs equal to 200% of base salary, subject to a maximum of $1,500,000 while employed by the Company. Following retirement, the Company provides a life insurance benefit equal to 50% of the employee's active life insurance benefit, subject to a maximum of $250,000, if under age 70; or 25% of the employee's active life insurance benefit, subject to a maximum of $125,000, if age 70 or older. The costs for this coverage are included in the "All other compensation" column of the "Summary compensation table."

Deferred income plans

Since 1986, the Company has offered its directors, officers and certain key employees the opportunity to defer income under deferred income plans. More details on the plans are provided in the "Non-qualified deferred compensation" section later in this proxy statement.

Perquisites

As a matter of business philosophy, the Company provides limited perquisites or personal benefits to executive officers (including the CEO). These limited perquisites include spousal travel to industry associations that encourage spousal attendance, social club dues, and executive financial and tax planning. When an executive must relocate, perquisites may also include the payment of relocation expenses as well as the associated tax obligations.

Tax implications of the Committee's compensation decisions

Section 162(m) of the Internal Revenue Code ("Code") generally limits tax deductibility of compensation paid by a public company to its chief executive officer and certain other current and former executive officers in any year to $1 million in the year compensation becomes taxable to the executive.

The Committee has historically considered Section 162(m) in the design of incentive plans to preserve the corporate tax deductibility of compensation. However, considering changes made to Section 162(m) for tax years beginning after December 31, 2017, compensation over $1 million paid to any NEO will be subject to a tax deduction disallowance under Section 162(m). The Committee recognizes that factors other than tax deductibility should be considered in determining the forms and levels of executive compensation most appropriate and in the best interests of the Company and its shareholders. Annually, the Committee reviews all compensation programs and payments, including the tax impact on the Company.

Accounting information

The Company accounts for equity incentive grants under FASB ASC Topic 718. The fair value of stock-based awards is estimated using the closing price of the Company's common stock on the grant date or, for those with the total shareholder return modifier, using a Monte Carlo simulation model that assesses probabilities of various outcomes of market conditions. Each year, an independent third party runs the Monte Carlo simulation, which is subject to the audit procedures of the Company's independent registered public accounting firm. During fiscal year 2025, the Company did not make any modifications to equity grants that resulted in a remeasurement of expense under the accounting rules.

Compensation and human resources committee report

The Committee has reviewed and discussed with Company management the CD&A section included in this proxy statement. Based on this review and discussion, the Committee recommended to the Board (and the Board has approved) that this CD&A be included in this proxy statement and incorporated by reference in the 2025 Annual Report on Form 10-K.

Compensation and human resources committee

Mark A. Borer, Chair
Sheri S. Cook
Vinny J. Ferrari
Maria V. Fogarty
John P. Stupp Jr.

Executive compensation tables

Summary compensation table

The table that follows presents information about compensation for the Company's NEOs for the last three completed fiscal years.

Salary

Salary includes amounts earned in each fiscal year. In fiscal year 2025, the Committee approved adjustments to salaries of certain officers at its November 2024 meeting and upon the promotion of Mr. Doyle to president and chief executive officer. The amounts in this column also include any amounts of salary that the NEO may have deferred under the Spire Employee Savings Plan and the Spire Deferred Income Plan. Salary deferred under the Spire Deferred Income Plan also appears in the "Executive contributions in last FY" column of the "Non-qualified deferred compensation table" later in this proxy statement.

Stock awards

The amounts in this column represent the aggregate grant date fair value calculated using the provisions of FASB ASC Topic 718 exclusive of the estimate of forfeitures. For those stock awards subject to performance-based conditions, the value reflects the probable outcome as of the grant date.

Non-equity incentive plan compensation

This column includes incentive payments earned by the NEOs under the AIP. Further details relative to the AIP can be found in the CD&A.

Change in pension value and non-qualified deferred compensation earnings

This column includes the aggregate change in the actuarial present value of the NEOs' accumulated benefits under the Spire Missouri Employees' Retirement Plan and the supplemental retirement plans, as well as the above-market earnings in fiscal year 2025 on deferrals in the deferred income plans.

 

Summary compensation table

Name	Year	Salary	Stock awards[1]	Non-equity incentive plan compensation	Change in pension value and non-qualified deferred compensation earnings[2]	All other compensation[3]	Total
Scott E. Doyle[4] President and Chief Executive Officer	2025	$701,346	$1,818,179	$650,978	$101,482	$ 56,355	$3,328,340
	2024	393,462	946,956	245,867	–	255,276	1,841,561
	2023	–	–	–	–	–	–
Adam W. Woodard[4] Executive Vice President, Chief Financial Officer	2025	385,115	416,933	175,769	46,449	43,293	1,067,559
	2024	–	–	–	–	–	–
	2023	–	–	–	–	–	–
Matthew J. Aplington[4] Senior Vice President, Chief Legal Officer	2025	358,675	395,784	167,536	24,003	32,439	978,437
	2024	–	–	–	–	–	–
	2023	–	–	–	–	–	–
Ryan L. Hyman[4] Senior Vice President, Chief Customer and Information Officer	2025	400,189	219,061	186,081	40,573	49,379	895,283
	2024	382,458	236,089	167,741	100,870	45,583	932,741
	2023	–	–	–	–	–	–
Stephen M. Mills[4] Senior Vice President, President, Spire Missouri	2025	331,837	234,892	147,932	52,054	45,278	811,993
	2024	–	–	–	–	–	–
	2023	–	–	–	–	–	–
Steven L. Lindsey[5] Former President and Chief Executive Officer	2025	497,308	1,873,940	–	162,738	2,532,813	5,066,799
	2024	803,077	1,571,733	709,800	162,663	151,657	3,398,930
	2023	566,893	982,477	324,520	104,875	111,000	2,089,765
Steven P. Rasche[6] Former Executive Vice President, Chief Financial Officer	2025	261,573	703,186	160,941	95,868	98,859	1,320,427
	2024	511,652	758,142	272,049	133,155	110,489	1,785,487
	2023	489,995	658,594	228,520	121,757	85,336	1,584,202

(1) See the Stock-Based Compensation footnote of the consolidated financial statements in the 2025 Annual Report on Form 10-K for discussions regarding the manner in which the fair value of these awards is calculated, including assumptions used. Further information regarding the fiscal year 2025 awards is included in the "Grants of plan-based awards" table and "Outstanding equity awards at fiscal year-end table" elsewhere in this proxy statement. The maximum financial impact for the fiscal year 2025 stock awards for the NEOs is as follows:

Doyle	$3,224,999
Woodard	733,746
Aplington	696,527
Hyman	385,885
Mills	413,196
Lindsey	3,298,071
Rasche	1,237,331

The amounts for stock awards are presented excluding any actual or estimated forfeitures.

(2) The table below provides details for fiscal year 2025. The amounts shown below in the "Above-market interest" column are also included in the amounts in the "Aggregate earnings in last FY" column of the "Non-qualified deferred compensation table" for the deferred income plans.

	Increase in pension value	Above-market interest	Total
Doyle	$101,482	$ –	$101,482
Woodard	46,449	–	46,449
Aplington	24,003	–	24,003
Hyman	40,573	–	40,573
Mills	52,054	–	52,054
Lindsey	162,102	636	162,738
Rasche	87,026	8,842	95,868

(3) The table below provides details on the amounts included in the "All other compensation" column for fiscal year 2025.

	401(k) match	Perquisites[a]	Dividend equivalents[b]	Dividends[c]	Deferred dividend equivalents[d]	Deferred dividends[e]	Other[f]	Total
Doyle	$16,973	$ 9,603	$ –	$13,321	$ –	$16,458	$ –	$ 56,355
Woodard	19,936	2,007	12,511	8,839	–	–	–	43,293
Aplington	17,546	1,822	5,028	8,043	–	–	–	32,439
Hyman	17,869	2,236	20,995	5,433	–	2,846	–	49.379
Mills	14,438	15,256	10,048	2,191	–	3,345	–	45,278
Lindsey	17,250	24,207	30,275	6,098	56,229	25,253	2,373,501	2,532,813
Rasche	12,534	11,583	–	16,802	57,940	–	–	98,859

(a) Perquisites include life insurance premiums, spousal travel, club memberships, relocation assistance, and executive financial and tax planning.

(b) Dividend equivalents are paid on PCSUs at the time of vesting.

(c) Dividends are paid quarterly on TBRSs during the three-year vesting period.

(d) Deferred dividend equivalents on unvested PCSUs that have been deferred under the deferred income plan are contributed to the NEO's deferred income plan account at the time of vesting.

(e) Deferred dividends on unvested TBRSs that have been deferred under the deferred income plan are contributed to the NEO's deferred income plan account quarterly during the three-year vesting period.

(f) Mr. Lindsey received severance compensation in accordance with his April 29, 2025 separation agreement of $1,800,000 cash severance, $525,000 pro-rated annual incentive payment, and $48,501 lump sum payment for 24 months of COBRA coverage.

(4) Messrs. Woodard, Aplington, and Mills did not become NEOs until fiscal year 2025, and Messrs. Doyle and Hyman did not become NEOs until fiscal year 2024. Compensation information is not provided for years prior to becoming NEOs.

(5) Mr. Lindsey's employment as president and chief executive officer of the Company ended April 24, 2025.

(6) Mr. Rasche retired from his role as executive vice president, chief financial officer of the Company effective December 31, 2024.

Grants of plan-based awards

The plans under which grants in the table below were made are generally described in the CD&A in the "Annual incentive compensation" and "Long-term incentive compensation" sections.

Under the AIP, performance metrics and potential targets for awards are typically approved in November, with the determinations of earned award amounts made the following November, based upon corporate, business unit, safety and individual performance in the most recently completed fiscal year.

Equity awards are generally considered for grant in November each year, with the grant date occurring after the November Committee and Board meetings. Under the EIP, the Committee may grant performance-based awards, stock appreciation rights, stock options, shares of restricted stock or restricted stock units.

Name	Grant date	Estimated future payouts under non-equity incentive plan awards[1]			Estimated future payouts under equity incentive plan awards (in shares)[2]			All other stock awards[3]	Grant date fair value of stock awards[4]
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Doyle[5]	11/13/24	$342,693	$685,385	$1,028,078					
	11/22/24				3,360	6,720	13,440	2,240	$ 676,760
	05/02/25				5,150	10,300	20,600	3,430	1,141,419
Woodard	11/13/24	90,730	181,459	272,189					
	11/22/24				2,070	4,140	8,280	1,380	416,933
Aplington	11/13/24	86,119	172,238	258,357					
	11/22/24				1,965	3,930	7,860	1,310	395,784
Hyman	11/13/24	99,095	198,190	297,285					
	11/22/24				1,090	2,180	4,360	720	219,061
Mills	11/13/24	79,843	159,685	239,528					
	11/22/24				1,165	2,330	4,660	780	234,892
Lindsey	11/13/24	262,500	525,000	787,500					
	11/22/24				9,305	18,610	37,220	6,200	1,873,940
Rasche	11/13/24	84,642	169,283	253,925					
	11/22/24				3,490	6,980	13,960	2,330	703,186

(1) These columns show the range of possible payouts for AIP in fiscal year 2025. The amounts paid in fiscal year 2026 but earned based upon performance in fiscal year 2025 are included in the "Non-equity incentive plan compensation" column in the "Summary compensation table" and are based on the metrics described in the CD&A.

(2) These columns show the range of possible payouts for the PCSU awards granted in fiscal year 2025.

(3) This column shows the award of TBRSs granted in fiscal year 2025 as to which the restrictions will lapse on November 22, 2027. Details of each grant are listed in the "Outstanding equity awards at fiscal year end table" and are further discussed in the CD&A.

(4) This column provides the grant date fair value of PCSU and TBRS awards using the provisions of FASB ASC Topic 718, exclusive of the estimate of forfeitures. For those shares in the "Estimated future payouts under equity incentive plan awards" columns, the value reflects the probable outcome on the grant date and is the same as the amount included for such shares in the "Stock awards" column for 2025 in the "Summary compensation table."

(5) Mr. Doyle's target under the annual incentive plan in November 2024 was originally $429,000 and was increased to $850,000 upon his promotion April 2025, applied retroactively. Upon Mr. Doyle's appointment as president and chief executive officer, the Board approved an additional equity grant in connection with his promotion.

Outstanding equity awards at fiscal year end table

Name	Stock award grant date	No. of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested[1]	Stock award vesting date	Equity incentive plan awards: No. of unearned shares, units or other rights that have not vested[2]	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested
Doyle[3]	11/18/22	–	$ –	11/18/25	–	$ –
	1/17/24	2,730	222,550	11/20/26	8,190	667,649
	11/22/24	2,240	182,605	11/22/27	6,720	547,814
	1/17/24	3,420	278,798	1/17/26	–	–
	5/2/25	3,430	279,614	11/22/27	10,300	839,656
Woodard	11/18/22	440	35,869	11/18/25	1,330	108,422
	11/20/23	620	50,542	11/20/26	1,850	150,812
	11/22/24	1,380	112,498	11/22/27	4,140	337,493
Aplington	11/18/22	210	17,119	11/18/25	640	52,173
	11/20/23	760	61,955	11/20/26	2,280	185,866
	11/22/24	1,310	106,791	11/22/27	3,930	320,374
Hyman	11/18/22	740	60,325	11/18/25	2,230	181,790
	11/20/23	860	70,107	11/20/26	2,590	211,137
	11/22/24	720	58,694	11/22/27	2,180	177,714
Mills	11/18/22	350	28,532	11/18/25	1,060	86,411
	11/20/23	620	50,542	11/20/26	1,850	150,812
	11/22/24	780	63,586	11/22/27	2,330	189,942
Lindsey	11/18/22	–	–	11/18/25	7,908	644,660
	11/20/23	–	–	11/20/26	8,616	702,376
	11/22/24	–	–	11/22/27	3,102	252,875
Rasche	11/18/22	–	–	11/18/25	5,300	432,056
	11/20/23	–	–	11/20/26	4,155	338,716
	11/22/24	–	–	11/22/27	1,163	94,808

(1) The dollar amounts in this column reflect the value calculated at $81.52 per share, the closing price of the Company stock on September 30, 2025. The percentage of equity awards deferred under the Spire Deferred Income Plan for all outstanding grants are as follows (deferral elections are made for the following calendar year).

Percentage of equity awards deferred under Spire Deferred Income Plan

	11/18/22 grant		11/20/23 grant		11/22/24 grant	
	PCSUs	TBRSs	PCSUs	TBRSs	PCSUs	TBRSs
Doyle	–	–	100%	100%	*	100%
Woodard	–	–	–	–	*	–
Aplington	–	–	–	–	*	–
Hyman	50	50	100	–	*	100
Mills	50	50	50	50	*	100
Lindsey	75	75	75	75	*	100
Rasche	100	–	100	–	*	–

*PCSUs were no longer eligible for deferral effective November 1, 2024.

(2) Vesting dates, performance periods and levels of awards, assuming performance metrics are met, are provided below:

Grant date	Performance period	Vesting date	Name	Threshold	Target	Maximum
11/18/22	10/1/22–9/30/25	11/18/25	Doyle	–	–	–
			Woodard	655	1,330	2,660
			Aplington	320	640	1,280
			Hyman	1,115	2,230	4,460
			Mills	530	1,060	2,120
			Lindsey	3,954	7,908	15,816
			Rasche	2,650	5,300	10,600
11/20/23	10/1/23–9/30/26	11/20/26	Doyle	4,095	8,190	16,380
			Woodard	925	1,850	3,700
			Aplington	1,140	2,280	4,560
			Hyman	1,295	2,590	5,180
			Mills	925	1,850	3,700
			Lindsey	4,308	8,616	17,232
			Rasche	2,078	4,155	8,310
11/22/24	10/1/24–9/30/27	11/22/27	Doyle	8,510	17,020	34,040
			Woodard	2,070	4,140	8,280
			Aplington	1,965	3,930	7,860
			Hyman	1,090	2,180	4,360
			Mills	1,165	2,330	4,660
			Lindsey	1,551	3,102	6,204
			Rasche	582	1,163	2,326

(3) The equity grant awarded on January 17, 2024, was associated with Mr. Doyle's special new hire restricted stock award, and the equity grant awarded on May 2, 2025, was associated with Mr. Doyle's promotion to president and chief executive officer of the Company.

Option exercises and stock vested in fiscal 2025 table

None of the NEOs held any exercisable stock options in fiscal year 2025, so those columns have been omitted from the table below. The value column reflects the shares acquired on vesting multiplied by the closing price on the vesting date.

Name	Number of shares acquired on vesting	Value realized on vesting
Doyle	–	$ –
Woodard	1,948	142,574
Aplington	782	57,235
Hyman	3,280	240,063
Mills	1,563	114,396
Lindsey	13,512	988,943
Rasche	12,195	908,435

Pension plan compensation

The NEOs participate in the Spire Missouri Employees' Retirement Plan, a qualified defined benefit plan sponsored by Spire Missouri Inc.

Grandfathered pension benefit

Effective January 1, 2009, Spire Missouri Inc. amended its plan to change the way benefits are calculated. Prior to that date, the plan provided benefits based on a final pay formula that used a participant's years of credited service and average final compensation. The average final compensation is the highest consecutive three-year average of the final 10 years of employment. Participants' years of credited service under the plan were frozen as of December 31, 2008; however, the average final pay was not frozen and continued to be based on the highest three-year average in the final 10 years of employment until December 31, 2023, at which time the average final pay was also frozen. Benefits under the plan formula in effect prior to January 1, 2009 are referred to as "grandfathered benefits." With respect to annual incentive compensation paid on or after January 1, 2013, average final compensation will exclude such incentive compensation for purposes of the grandfathered benefit. Of the NEOs, only Mr. Hyman has a grandfathered benefit.

While normal retirement age under the plan is age 65, participants may retire at age 60 with 10 or more years of service without reduction of the grandfathered benefit for early retirement.

Cash balance benefit

On and after January 1, 2009, the pension plan uses a cash balance formula that provides: (i) a cash balance credit between 4 to 10% of compensation (base salary and annual incentive compensation) depending on the participant's age, and (ii) interest credits using a rate equal to an average of corporate bond rates published by the Internal Revenue Service. Benefits under the plan formula in effect on and after January 1, 2009 are referred to as "current benefits." The cash balance credit and interest credit are applied as of December 31 of each year, on an average monthly basis, with interest compounded monthly. For calendar year 2025, cash balance credits were as follows:

Doyle	8%
Woodard	8
Aplington	6
Hyman	7
Mills	9
Lindsey	9
Rasche	10

The early retirement amount of the current benefits will be the amount credited in the participant's cash balance account in the case of a lump-sum payment. If an annuity is taken at early retirement, the benefit will be the actuarial equivalent of the lump-sum amount.

Supplemental retirement benefits

The Code generally places a limit on the amount of the annual pension that can be paid from a qualified defined benefit plan as well as on the amount of annual earnings that can be used to calculate a pension benefit. Since 1977, Spire Missouri Inc. has maintained a Supplemental Retirement Benefit Plan, a non-qualified plan that covers pension benefits that accrued through December 31, 2004, and that pays eligible employees the difference between the amount payable under the qualified plan and the amount they would have received without the limits on the qualified plan or without any deferred income plan contributions. Spire Missouri Inc. adopted the Supplemental Retirement Benefit Plan II to comply with Code Section 409A, which covers grandfathered pension benefits accrued on and after January 1, 2005. It also adopted the Cash Balance Supplemental Retirement

Benefit Plan, which covers cash balance benefits accruing on and after January 1, 2009.

Please note the following relating to the benefits shown in the table below:

- the Supplemental Retirement Benefit Plans are unfunded and subject to reduction or forfeiture in the event of the Company's bankruptcy;
- the years of credited service in the table are the same as the executives' years of actual service as of December 31, 2008, when years of service were frozen for all participants;
- the compensation used to determine current benefits under the plans include the amounts in the "Salary" column and the amount attributable to payments under the AIP in the "Non-equity incentive plan compensation" column (for current benefits only after January 1, 2013) in the "Summary compensation table;"
- the compensation used to determine grandfathered benefits under the plans was frozen on December 31, 2023; and
- executives at the Company are subject to mandatory retirement at age 65 unless the Board of Directors of Spire Missouri Inc. asks them to continue working past that age.

The pension benefits in the table below were calculated using:

- the September 30, 2025 measurement date;
- the same assumptions as described in Note 13, Pension Plans and Other Post-Retirement Benefits, of the consolidated financial statements in the 2025 Annual Report on Form 10-K for the fiscal year ended September 30, 2025, except retirement at the greater of age 60 or the executive's actual age as noted above was used for the grandfathered benefit and, as required, no income growth assumption nor any forfeiture assumption was used;
- for the grandfathered benefit, the greater of:
  - years of service, multiplied by the sum of 1.7% of Social Security covered compensation (a 35-year average of Social Security maximum wage bases) plus 2.0% of the highest average normal compensation during a 36-month period in the 10 years prior to the measurement date in excess of Social Security covered compensation; and
  - the highest average normal compensation during a 36-month period in the 10 years prior to the measurement date, multiplied by (i) years of service, and (ii) the benefit factor of 2.1%, less the executive's estimated Social Security benefit multiplied by 1.25% for each year of service up to a maximum of 40 years.
- the assumption of a 90% probability that the participant elects a lump-sum equivalent of the monthly annuity amount described above.

 

Pension benefits table

Name	Plan name	Number of years of credited service[1]	Present value of accumulated benefit	Payments during last year
Doyle	Spire Missouri Employees' Retirement Plan	–	$ 47,330	$ –
	Supplemental Retirement Benefit Plans	–	54,152	–
Woodard	Spire Missouri Employees' Retirement Plan	–	185,557	–
	Supplemental Retirement Benefit Plans	–	54,093	–
Aplington	Spire Missouri Employees' Retirement Plan	–	134,719	–
	Supplemental Retirement Benefit Plans	–	6,662	–
Hyman	Spire Missouri Employees' Retirement Plan	0.16	304,462	–
	Supplemental Retirement Benefit Plans	0.16	138,712	–
Mills	Spire Missouri Employees' Retirement Plan	–	215,902	–
	Supplemental Retirement Benefit Plans	–	59,999	–
Lindsey	Spire Missouri Employees' Retirement Plan	–	–	384,869
	Supplemental Retirement Benefit Plans	–	688,759	–
Rasche	Spire Missouri Employees' Retirement Plan	–	–	535,917
	Supplemental Retirement Benefit Plans	–	560,491	–

(1) As noted above, years of credited service were frozen as of December 31, 2008.

Non-qualified deferred compensation

Executives are eligible to participate in the deferred compensation plans offered by the Company.

Spire Deferred Income Plan

The Spire Deferred Income Plan covers participant deferrals made on and after January 1, 2005, and is intended to comply with Code Section 409A.

Executive deferrals

Effective January 1, 2015, the Deferred Income Plan allowed participants, including the NEOs, to defer up to 50% of annual salary, and up to 90% of AIP compensation. Prior to 2015, participants could defer up to 15% of annual salary. For plan years beginning on and after January 1, 2020, participants, including the NEOs, may defer up to 80% of annual salary.

Effective January 1, 2019, the Deferred Income Plan was amended to permit the deferral of up to 100% of equity compensation. In fiscal year 2019, participants could elect to defer PCSUs granted on December 1, 2017 and November 14, 2018. Beginning in fiscal year 2020, participants could elect to defer current grants of PCSUs and TBRSs. Any deferred equity will be distributed in cash, rather than shares. Beginning in fiscal year 2025, TBRSs could no longer be deferred under the Deferred Income Plan. Beginning in fiscal year 2026, equity can no longer be deferred under the Deferred Income Plan.

Plan investments

Effective January 1, 2016, the Deferred Income Plan provides participant investment options that mirror returns in certain 401(k) plan investment funds and Company stock. Effective January 1, 2021, participants were offered an increased menu of diversified investment options. Participants may also elect an annual fixed interest rate based on Moody's Corporate Bond Rate not to exceed 120% of the Applicable Federal Rate.

Deferrals made prior to 2016 earn investment income equal to the greater of:

- the Moody's Corporate Bond Rate, plus an interest credit ranging from 1 to 3% depending on the age of the participant at the start of the specific plan year, or
- a guaranteed interest rate based on the age of the participant at the start of the specific plan year.

Deferrals of equity grants cannot be diversified into other investments for six months after the grants vest. Dividends paid on deferred equity are invested in any fund instructed by the participant other than the Company stock fund.

Plan benefits

The Deferred Income Plan provides retirement benefits payable in annual installments over a 15-year period based on the deferred account balance as of the date of retirement. Effective January 1, 2018, participants can elect for new deferrals to be distributed in a lump sum payment or in installment payments over two to 15 years.

In the event of any other termination of employment prior to age 55, the executive will receive the deferred account balance reduced by any additional interest credits payable in a lump sum.

The Deferred Income Plan provides:

- death and disability benefits payable in a lump sum
- a lump-sum payment if the participant is terminated within two years of a change in control.

For participant deferrals made in or after calendar year 2016, the disability and change in control termination benefits are equal to the deferred account balance at the date of disability or termination.

For participant deferrals made in or after calendar year 2016, the death benefits are equal to the deferred account balance plus participant deferrals projected from the date of death to the end of the plan year in which death occurred.

For participant deferrals made prior to calendar year 2016, the disability deferred account balance is credited with investment income through the end of the plan year in which disability occurs.

The benefits payable for participant deferrals prior to calendar year 2016 upon death, disability and change in control termination are equal to the greater of:

- the present value of the deferred account balance projected through age 65 or
- the deferred account balance accumulated through the respective termination date.

The amounts in the table below include contributions by the executive and investment earnings under both deferred compensation plans.

Non-qualified deferred compensation table

Name	Executive contributions in last FY[1]	Company contributions in last FY	Aggregate earnings in last FY[2]	Aggregate withdrawals/ distributions	Aggregate balance at last FYE
Doyle	$221,280	$ –	$ 32,647	$ –	$ 258,128
Woodard	–	–	3,766	–	26,641
Aplington	40,676	–	12,096	–	94,261
Hyman	118,233	–	141,803	–	1,025,401
Mills	213,815	3,781	73,217	–	1,063,961
Lindsey	914,932	–	148,209	–	2,723,426
Rasche	670,411	–	571,188	–	6,119,742

(1) Amounts in this column include vested deferred TBRSs for Messrs. Mills and Lindsey; vested deferred PCSUs for Messrs. Lindsey and Rasche; amounts included in the "Salary" column of the "Summary compensation table" of, $35,127.19 for Mr. Aplington, $34,362.73 for Mr. Hyman, $82,556.65 for Mr. Mills and $55,134.44 for Mr. Rasche; and amounts included in the "Non-equity incentive plan compensation" column of the "Summary compensation table" of $221,280.30 for Mr. Doyle, $5,549.20 for Mr. Aplington, $83,870.50 for Mr. Hyman, $74,669.70 for Mr. Mills, and $136,024.50 for Mr. Rasche.

(2) The amounts attributable to above-market interest on non-qualified deferred compensation in the "Change in pension value and non-qualified deferred compensation earnings" column in the "Summary compensation table" and identified in footnote 2 to that table are also included in this column. The aggregate earnings include dividends and dividend equivalents paid on deferred TBRSs and PCSUs, which are described in the "All other compensation" column of the "Summary compensation table."

Potential payments upon termination or change in control

This section describes the potential payments and benefits to which the NEOs would have been entitled upon termination of employment, including termination of employment following a change in control, as if such termination had occurred on the last trading day of our fiscal year (September 30, 2025) using the NYSE closing price of $81.52 per share of the Company's stock on that date. The discussion does not include payments and benefits to the extent they are generally provided on a non-discriminatory basis to salaried employees upon termination of employment. Amounts payable to an NEO in the event of a change in control may be subject to a reduction pursuant to Sections 280G and 4999 of the Code. The following table sets forth the potential payments to the NEOs upon the termination of their employment with the Company, including a termination of employment following a change in control. The table does not include retirement plan benefits payable to the executives shown in the "Pension benefits table."

 

Event	Cash severance[1]	AIP payment[2]	Equity grants[3]	Deferred income plan[4]	Health benefits[5]	280G Cutback or excise tax[6]	Net total payment
Doyle							
Voluntary Termination	$ –	$850,000	$ –	$ 258,128	$ –	$ –	$1,108,128
Retirement	–	850,000	–	258,128	–	–	1,108,128
Disability	–	850,000	1,485,731	258,128	–	–	2,593,859
Death	–	850,000	1,485,731	258,128	–	–	2,593,859
Involuntary Termination	1,700,000	850,000	–	258,128	47,638	–	2,855,766
Change-In-Control	5,100,000	850,000	1,952,569	258,128	71,457	(10,638)	8,221,516
Woodard							
Voluntary Termination	–	200,903	–	26,641	–	–	227,544
Retirement	–	200,903	–	26,641	–	–	227,544
Disability	–	200,903	441,503	26,641	–	–	669,047
Death	–	200,903	441,503	26,641	–	–	669,047
Involuntary Termination	401,805	200,903	–	26,641	20,441	–	649,790
Change-In-Control	1,205,416	200,903	544,382	26,641	40,882	–	2,018,224
Aplington							
Voluntary Termination	–	182,410	–	94,261	–	–	276,671
Retirement	–	182,410	–	94,261	–	–	276,671
Disability	–	182,410	385,776	94,261	–	–	662,447
Death	–	182,410	385,776	94,261	–	–	662,447
Involuntary Termination	364,820	182,410	–	94,261	6,034	–	647,525
Change-In-Control	1,094,460	182,410	488,002	94,261	12,069	–	1,871,202
Hyman							
Voluntary Termination	–	200,022	–	1,025,401	–	–	1,225,423
Retirement	–	200,022	–	1,025,401	–	–	1,225,423
Disability	–	200,022	531,086	1,025,401	–	–	1,756,509
Death	–	200,022	531,086	1,025,401	–	–	1,756,509
Involuntary Termination	400,043	200,022	–	1,025,401	12,644	–	1,638,110
Change-In-Control	1,200,128	200,022	604,046	1,025,401	25,288	–	3,054,885
Mills							
Voluntary Termination	–	167,500	269,799	1,063,961	–	–	1,501,260
Retirement	–	167,500	269,799	1,063,961	–	–	1,501,260
Disability	–	167,500	345,368	1,063,961	–	–	1,576,829
Death	–	167,500	345,368	1,063,961	–	–	1,576,829
Involuntary Termination	335,000	167,500	269,799	1,063,961	20,441	–	1,856,701
Change-In-Control	1,005,000	167,500	412,459	1,063,961	40,882	–	2,689,802
Lindsey							
Involuntary Termination	1,800,000	525,000	–	2,723,426	48,501	–	5,096,927
Rasche							
Retirement	–	160,941	1,201,093	6,119,742	–	–	7,481,776

(1) Messrs. Doyle, Woodard, Aplington, Hyman and Mills are participants in the Executive Severance Plan, which provides for a cash payment in the event of an involuntary termination, whether by the Company without cause, or by the executive for good reason, the amount of which is increased if such involuntary termination occurs within 24 months after a change in control. In the event of involuntary termination, Mr. Doyle's cash payment would be based on a multiple of two times annual base salary. Messrs. Woodard, Aplington, Hyman and Mills' cash payments would be based on a multiple of one times annual base salary. In the event of involuntary termination within two years following a change in control, Mr. Doyle's cash payment would be based on a multiple of three times annual base salary plus target AIP. Messrs. Woodard, Aplington, Hyman and Mills' cash payments would be based on a multiple of two times annual base salary plus target AIP.

Mr. Lindsey was a participant in the Executive Severance Plan, and he received a payout under the plan equal to $1,848,501, equal to two times annual base salary and 24 months of continued medical, dental and vision coverage.

Mr. Rasche was a participant in the Management Continuity Protection Plan until he reached age 65, which was prior to his retirement from the Company. At retirement, he was not covered under any severance plan.

(2) Upon a change in control, any awards under the AIP are deemed earned at a prorated target based on the number of completed days in the fiscal year prior to the change in control. This payment takes place whether or not a termination occurs. The AIP's definition of change in control mirrors the definition in the Executive Severance Plan. Mr. Lindsey's AIP payment was established by a separation agreement.

If a participant's employment ceases due to termination without cause or by death, disability or retirement, the participant is eligible to earn a prorated award based upon Company performance and the participant's achievement of individual metrics.

(3) Participants, including the NEOs, have outstanding PCSUs and TBRSs under the EIP. The EIP uses the same definition of change in control that is used in the AIP and the Executive Severance Plan.

PCSUs. These awards generally provide for vesting of stock units on the third anniversary of the grant date that falls after the end of the performance period, to the extent the Committee determines and certifies that the performance criteria have been met or exceeded. A participant forfeits all non-vested awards upon the participant's termination of employment for cause.

If during the performance period a participant dies or leaves the Company due to retirement or disability, the participant remains eligible to earn a prorated award based on the number of full months as a participant during the performance period, as the Committee may determine, if the performance contingency is satisfied.

In the event of a change in control, any outstanding awards shall be deemed earned and vested at a prorated target, based on the number of months completed in the performance period at the time of the change in control, if the award is not assumed or replaced with a comparable award by the successor or surviving entity. If the successor or surviving entity does not assume or replace the award, the award will trigger a benefit at a prorated target based on the number of full months as a participant if the participant is involuntarily terminated without cause within two years of the change in control. Dividend equivalents on PCSUs are accrued throughout the performance period and paid to the participant in proportion to the amount of shares actually earned at vesting, up to the amount of dividends that would have been paid on the target number of shares. In the event of a change in control, accrued dividend equivalents would be paid on the same prorated basis as mentioned above. The same amounts would be payable in the event of a participant's death, retirement or termination of employment due to disability if the target level of performance is achieved. As a result of being retirement-eligible at the time of any termination, PCSU grants would vest on a pro-rata basis for the following individuals, at a value of:

Mills	$250,185*

*These amounts are included in the "Equity grants" column.

TBRSs. These shares generally provide for vesting on the third anniversary of the grant date. A participant forfeits all non-vested shares upon the participant's termination of employment for any reason prior to vesting, other than as a result of a change in control or mandatory retirement requirements.

If a participant's employment is terminated by the Company without cause within two years following a change in control, the shares become vested on the earlier of the vesting date or the date of the change in control. If a participant's employment is terminated due to mandatory retirement requirements, the shares become vested based on the number of full months from the award date to the participant's retirement.

(4) Under the terms of the deferred income plans, if a participant's employment is terminated within two years of a change in control, the participant will receive the lump-sum payment equal to the participant's account balance.

Upon retirement, the participant will receive the participant's account balance in fifteen (15) installments unless the participant elected a lump sum or different number of installments. In the event of death or disability, a participant or the participant's beneficiary will receive the participant's account balance as a lump sum payment.

Upon any other termination of employment, the participant will receive the participant's account balance as a lump sum payment.

The amounts reflected in this table are the amounts each executive would receive if the executive terminated on September 30, 2025. The account balance as of the end of fiscal year 2025 is reflected in the "Non-qualified deferred compensation table" above.

(5) The Executive Severance Plan provides that the Company will provide a cash payment equal to a certain number of months of continued medical, dental and vision coverage. In the event of involuntary termination, absent a change in control, Mr. Doyle would receive a cash payment equal to twenty-four (24) months of continued medical, dental and vision benefits, and Messrs. Woodard, Aplington, Hyman and Mills would receive a cash payment equal to twelve (12) months of continued medical, dental and vision benefits. In the event of involuntary termination within two years following a change in control, Mr. Doyle would receive a cash payment equal to 36 months of continued medical, dental and vision benefits, and Messrs. Woodard, Aplington, Hyman and Mills would receive a cash payment equal to 24 months of continued medical, dental and vision benefits. The table reflects these cash payments under the "Health benefits" column.

(6) Code Section 280G provides guidelines that govern payments triggered by a change in control, known as "parachute payments." If such payments exceed three times the five-year average annual compensation for certain individuals, the payments may trigger adverse tax consequences and excise taxes. The Company does not provide any gross-up payments for such adverse tax consequences or excise taxes under any of the arrangements. The Executive Severance Plan includes a non-competition agreement and provides for a "best of net" calculation whereby the reduction in the severance calculation is determined to be the better of a reduction of the calculated amount to the amount permissible under Code Section 280G or the cost to the executive of paying the 20% excise tax on the calculated severance payment. We believe Mr. Doyle's severance payment and other change in control benefits would exceed the limits under Code Section 280G and would be subject to the 20% excise tax under the Executive Severance Plan. Messrs. Woodard, Aplington, Hyman and Mill's severance payments and other change in control benefits would not exceed the limits under Code Section 280G.

 

CEO pay ratio

Under Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to provide the ratio of the annual total compensation of Mr. Doyle, our president and chief executive officer, to the annual total compensation of the median employee of the Company.

For fiscal year 2025, the annual total compensation of the median employee of the Company and its subsidiaries (other than the president and chief executive officer) was $107,562. Mr. Doyle's total annual compensation for fiscal year 2025 was $3,460,536[1]. Based on this information, the ratio of the compensation of the chief executive officer to the annual total compensation of the median employee was estimated to be 32 to 1.

To identify the median employee, and to determine the total annual compensation of such employee, we used the following methodology. We identified our median employee as of the end of the fiscal year, September 30, 2025, based on our entire workforce of 3,497 employees, using base pay, plus annual and long-term incentive compensation, for the period of October 1, 2024 through September 30, 2025. Once the median employee was identified, we then determined the median employee's annual total compensation for fiscal year 2025 using the Summary Compensation Table methodology set out in Item 402(c)(2)(x) of Regulation S-K. With respect to the annual total compensation of Mr. Doyle, we used the amount reported in the "Total" column of the "Summary compensation table."

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and various assumptions and, as a result, the pay ratio reported by the Company may not be comparable to the pay ratio reported by other companies.

(1) Mr. Doyle's base salary has been annualized as required under SEC rules. The summary compensation table shows the actual base salary paid to Mr. Doyle for fiscal year 2025.

Pay versus performance

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive office ("PEO") and Non-PEO NEOs and Company performance for the fiscal years listed below.

Refer to our CD&A starting on page 31 for a complete description of how executive compensation relates to Company performance and how the Committee makes its decisions.

Pay versus performance table

Year	Summary compensation table total for Suzanne Sitherwood[1]	Compensation actually paid to Suzanne Sitherwood[2]	Summary compensation table total for Steve Lindsey[1]	Compensation actually paid to Steve Lindsey[2]	Summary compensation table total for Scott Doyle[1]	Compensation actually paid to Scott Doyle[2]	Average summary compensation table total for Non-PEO NEOs[1]	Average summary compensation actually paid to Non-PEO NEOs[2]	$100 investment based on: Cumulative total shareholder return	$100 investment based on: Peer group cumulative total shareholder return[3]	Net income (in millions)	Company-selected measure: adjusted earnings per share[4]
2025	$ –	$ –	$5,066,799	$2,819,168	$3,328,340	$4,245,825	$1,014,740	$1,105,937	$190.57	$171.86	$271.7	$4.45
2024	–	–	3,398,930	3,545,414	–	–	1,478,904	1,372,515	150.00	154.55	250.9	4.14
2023	5,213,657	4,096,239	–	–	–	–	1,544,483	1,291,718	120.06	108.98	217.5	4.06
2022	4,974,714	2,854,315	–	–	–	–	1,453,601	1,009,413	126.54	117.20	220.8	3.86
2021	5,568,741	8,074,188	–	–	–	–	1,640,443	2,186,258	119.39	111.01	271.7	4.86

(1)   The following table lists the PEO and non-PEO NEOs for each of fiscal years 2025, 2024, 2023, 2022 and 2021.

Year	PEO	Non-PEO NEOs
2025	Scott Doyle, Steve Lindsey	Adam Woodard, Steve Rasche, Matt Aplington, Steve Mills, Ryan Hyman
2024	Steve Lindsey	Steve Rasche, Scott Doyle, Ryan Hyman, Mike Geiselhart
2023	Suzanne Sitherwood	Steve Lindsey, Steve Rasche, Mark Darrell, Mike Geiselhart
2022	Suzanne Sitherwood	Steve Lindsey, Steve Rasche, Mark Darrell, Mike Geiselhart
2021	Suzanne Sitherwood	Steve Lindsey, Steve Rasche, Mark Darrell, Mike Geiselhart

(2)   The amounts shown for Compensation Actually Paid ("CAP") have been calculated in accordance with SEC rules and do not reflect compensation actually earned, realized or received by the Company's NEOs. These amounts reflect the Summary Compensation Table total with certain adjustments as described in the tables below. The following tables set forth the adjustments made during each year represented in the table above to arrive at CAP for our PEOs and non-PEO NEOs in accordance with the Pay versus performance rules.

Fiscal year	Scott Doyle 2025
Summary Compensation Table ("SCT") Total	$3,328,340
Adjustments to arrive at CAP:	
Deduction for change in pension values reported in the SCT	(101,482)
Increase for "Service Cost" for Pension Plans	–
Increase for "Prior Service Cost" for Pension Plans	–
Deduction for stock awards amounts reported in the SCT	(1,818,179)
Fair value of current year equity awards at year-end	2,433,182
Change in value of prior years' awards unvested at year-end	403,964
Change in value of prior years' awards that vested during current year	–
Deduction of value of prior years' awards that were forfeited during year	–
Total Adjustments	917,485
CAP Total	$4,245,825

Executive compensation

Fiscal year	Steve Lindsey 2025
"SCT" Total	$5,066,799
Adjustments to arrive at CAP:	
Deduction for change in pension values reported in the SCT	(162,102)
Increase for "Service Cost" for Pension Plans	73,947
Increase for "Prior Service Cost" for Pension Plans	–
Deduction for stock awards amounts reported in the SCT	(1,873,940)
Fair value of current year equity awards at year-end[5]	359,232
Change in value of prior years' awards unvested at year-end	1,187,452
Change in value of prior years' awards that vested during current year	821
Deduction of value of prior years' awards that were forfeited during year[6]	(1,833,041)
Total Adjustments	(2,247,631)
CAP Total	$2,819,168

Fiscal year	Non-PEO NEOs 2025
"SCT" Total	$1,014,740
Adjustments to arrive at CAP:	
Deduction for change in pension values reported in the SCT	(50,021)
Increase for "Service Cost" for Pension Plans	35,471
Increase for "Prior Service Cost" for Pension Plans	–
Deduction for stock awards amounts reported in the SCT	(393,971)
Fair value of current year equity awards at year-end[7]	390,837
Change in value of prior years' awards unvested at year-end	246,004
Change in value of prior years' awards that vested during current year	8,412
Deduction of value of prior years' awards that were forfeited during year[8]	(145,535)
Total Adjustments	91,197
CAP Total	$1,105,937

(3) The peer group TSR in this table utilizes the S&P 500 Utilities Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended September 30, 2025. The comparison assumes $100 was invested for the period starting September 30, 2020, through the end of the listed year in the Company and in the S&P Index, respectively. All dollar values assume reinvestment of the pre-tax value of dividends paid by companies, where applicable, included in the S&P Index. Historical stock performance is not necessarily indicative of future stock performance.

(4) Adjusted earnings per share performance summarized above is based on our average basic adjusted earnings per share. Adjusted earnings exclude from net income the after-tax impacts of fair value accounting and timing adjustments associated with energy-related transactions, the impacts of acquisitions, divestiture and restructuring activities, and the largely non-cash impacts of impairments and other non-recurring or unusual items, such as certain regulatory, legislative or GAAP standard-setting actions. The reconciliation to operating income can be found on Schedule A to this proxy statement.

(5) Mr. Lindsey terminated on April 24, 2025. Under the terms of the long-term incentive plan, the TBRSs are forfeited because Mr. Lindsey was under age 65. 6,200 TBRSs were forfeited from current years' awards. Under the terms of the long-term incentive plan, the PCSUs are prorated upon retirement. The proration is based on the number of months during the performance period of the grant divided by the 36 months over which the PCSUs vest. 15,508 PCSUs were forfeited from current years' awards.

(6) Mr. Lindsey terminated on April 24, 2025. Under the terms of the long-term incentive plan, the TBRSs are forfeited because Mr. Lindsey was under age 65. 8,900 TBRSs were forfeited from prior years' awards. Under the terms of the long-term incentive plan, the PCSUs are prorated upon retirement. The proration is based on the number of months during the performance period of the grant divided by the 36 months over which the PCSUs vest. 10,195 PCSUs were forfeited from prior years' awards.

(7) Mr. Rasche retired on April 1, 2025. Under the terms of the long-term incentive plan, the TBRSs begin vesting on a prorated basis upon the attainment of age 65. The proration is based on the number of months from the grant date of the TBRSs divided by the 36 months over which the TBRSs vest. 259 TBRSs vested during 2025 and 2,071 TBRSs were forfeited from current years' awards. Under the terms of the long-term incentive plan, the PCSUs are prorated upon retirement. The proration is based on the number of months during the performance period of the grant divided by the 36 months over which the PCSUs vest. 5,817 PCSUs were forfeited from current years' awards.

(8) Mr. Rasche retired on April 1, 2025. Under the terms of the long-term incentive plan, the TBRSs begin vesting on a prorated basis upon the attainment of age 65. The proration is based on the number of months from the grant date of the TBRSs divided by the 36 months over which the TBRSs vest. 2,880 TBRSs vested during 2025 and 2,010 TBRSs were forfeited from the prior years' awards. Under the terms of the long-term incentive plan, the PCSUs are prorated upon retirement. The proration is based on the number of months during the performance period of the grant divided by the 36 months over which the PCSUs vest. 5,215 PCSUs were forfeited from prior years' awards.

Relationship between CAP and Performance Metrics

The charts below present a graphical comparison of compensation actually paid to the PEO and the average compensation actually paid to the non-PEO NEOs set forth in the Pay Versus Performance table above, as compared against the following Company performance measures: (1) total shareholder return (TSR); (2) net income; and (3) adjusted earnings per share (Adjusted EPS).

The first chart below compares the Company's TSR and peer group TSR, assumes an initial investment of $100 on September 30, 2020, assumes all dividends were reinvested and depicts performance at the end of each applicable year. The most important annual financial measure linking pay to performance for fiscal year 2025 is the Company's adjusted EPS.

1. The following graph compares the PEO and average non-PEO NEOs' CAP versus the Company's cumulative TSR:



Compensation Actually Paid vs. Cumulative TSR

Legend:
- PEO Compensation (Suzanne Sitherwood)
- PEO Compensation (Steve Lindsey)
- PEO Compensation (Scott Doyle)
- Average Comp Actually Paid to Other NEOs
- Spire Total Shareholder Return
- Peer Group Total Shareholder Return

2. The following graph compares the PEO and average non-PEO NEOs' CAP versus the Company's net income:



3. The following graph compares the PEO and average non-PEO NEOs' CAP versus the Company's adjusted EPS (non-GAAP):



Financial performance measures

In our assessment, the most important financial performance measures used to link CAP to our NEOs in 2025, as calculated in accordance with the SEC rules, to our performance were:

- Adjusted operating income
- Adjusted EPS
- Relative TSR

Delinquent Section 16(a) reports

The federal securities laws require the filing of certain reports by officers, directors, and beneficial owners of more than ten percent (10%) of our securities with the SEC and the NYSE. Specific due dates have been established, and we are required to disclose in this proxy statement any failure to file by these dates. Based solely on a review of copies of Section 16 filings filed electronically with the SEC and, as applicable, written representations that no such filings were required, the Company believes that all filing requirements for transactions in fiscal year 2025 were satisfied by each of our officers and Directors, and ten percent (10%) shareholders of the Company during fiscal year 2025.

Executive compensation

Proposal 3: Ratification of appointment of independent registered public accountant

The Board of Directors, upon recommendation of its audit committee, recommends that you ratify the appointment of Deloitte as independent registered public accountant, to audit the books, records and accounts of Spire Inc. and its subsidiaries for the fiscal year ending September 30, 2026. A representative of Deloitte will be present at the annual meeting, will have an opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

⊘ Your Board of Directors recommends a vote "FOR" ratification of the appointment of Deloitte & Touche LLP as independent registered public accountant.

Audit committee report

The audit committee of the Board of Directors is composed of five directors who are independent as required by and in compliance with the applicable listing standards of the NYSE and the rules of the SEC. The names of the committee members as of the date of this proxy statement appear at the end of this report. The committee operates under a written charter.

The primary function of the audit committee is oversight. Management is responsible for the preparation, presentation and integrity of the Company's financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting practices and policies; for establishing internal controls and procedures designed to provide reasonable assurance that the Company in compliance with accounting standards and applicable laws and regulations; and for assessing the effectiveness of the Company's internal control over financial reporting.

Deloitte, the Company's independent registered public accounting firm, is responsible for planning and performing an independent audit of the financial statements in accordance with the standards of the PCAOB and to issue reports expressing an opinion, based on its audit (i) as to the conformity of the audited financial statements with generally accepted accounting principles and (ii) on the effectiveness of the Company's internal control over financial reporting. The committee is responsible for the appointment, compensation and oversight of Deloitte.

In fulfilling its oversight responsibilities, the committee reviewed and discussed the audited financial statements in the 2025 Annual Report on Form 10-K with management and Deloitte, which included a discussion of the critical accounting policies and practices used by the Company. The committee also discussed with Deloitte the matters required to be discussed under the applicable PCAOB standards.

Deloitte has provided the committee with the written disclosures and letter required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and the committee has discussed with Deloitte its independence.

Based on the reviews and discussions referred to above, the committee recommended to the Board of Directors that the audited financial statements referred to above be included in the 2025 Annual Report on Form 10-K.

Audit committee

Maria V. Fogarty, Chair
Sheri S. Cook
Vinny J. Ferrari
Rob L. Jones
Brenda D. Newberry

Fees of independent registered public accountant

The following table displays the aggregate fees for professional audit services for the audit of the financial statements for the fiscal years ended September 30, 2025 and 2024, and fees incurred for other services performed during those periods by the Company's independent registered public accounting firm, Deloitte.

Audit fees for fiscal year 2025 were higher than 2024 as the result of inflation as well as increased capital market activity. The audit committee pre-approved all the fees for fiscal years 2025 and 2024. The Policy Regarding the Approval of Independent Registered Public Accountant Provision of Audit and Non-Audit Services is described earlier in this proxy statement.

	2025	2024
Audit fees	$2,990,000	$2,755,000
Audit-related fees[1]	160,000	475,000
Tax fees[2]	196,643	95,965
All other fees[3]	1,895	1,895
Total	$3,348,538	$3,327,860

(1) Audit-related fees consisted of comfort letters for debt and equity raises, consents for registration statements and review of acquisition accounting.

(2) Tax fees consisted primarily of assistance with tax planning, compliance and reporting.

(3) All other fees consisted of an annual subscription for the accounting technical library.

Proposal 3

Other matters

About the annual shareholder meeting

This proxy statement is furnished to solicit proxies by the Board of Directors of Spire for use at the 2025 Annual Meeting of Shareholders to be held at 8:30 a.m., Central Standard Time, on Thursday, January 29, 2026, and at any adjournment or postponement of the meeting.

The meeting will be held via live webcast through the link set forth in the Notice of Annual Meeting of Shareholders included in this proxy statement. To attend and vote, you will need the 16-digit control number included in your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompany your proxy materials.

This proxy statement is first being made available to shareholders with the 2025 Annual Report on Form 10-K on or about December 16, 2025. The Company's principal business office is located at 700 Market Street, St. Louis, MO 63101.

Questions and answers about the annual meeting

Who is soliciting my vote?

The Board of Directors of Spire is soliciting your vote for the Company's "Annual Meeting of Shareholders".

When will the meeting take place?

The annual meeting will be held at 8:30 a.m., Central Standard Time, on Thursday, January 29, 2026. The meeting will be held virtually through the link set forth in the Notice of Annual Meeting of Shareholders included in this proxy statement.

Who is entitled to vote at the annual meeting?

If you owned Spire common stock at the close of business on December 4, 2025, you may attend and vote at the annual meeting.

Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a paper copy of proxy materials?

Under the "Notice and Access" rules of the SEC, we are permitted to furnish proxy materials, including this proxy statement and the 2025 Annual Report on Form 10-K, to our shareholders by providing a Notice of Internet Availability of Proxy Materials ("Notice"). Most shareholders will not receive printed copies unless they request them. The Notice instructs you as to how you may access proxy materials on the internet and how you may submit your proxy via the internet. If you would like to receive a paper or electronic copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice. Any request to receive proxy materials by mail or electronically will remain in effect until you revoke it.

If more than one shareholder lives in my household and I have elected to receive printed copies of the proxy materials, how can I obtain an extra copy of the proxy materials?

For those shareholders who have elected to receive printed copies of our proxy materials, under the rules of the SEC, we are permitted to deliver a single copy of this proxy statement and our Annual Report on Form 10-K to multiple shareholders that share the same address, unless we have received contrary instructions from any such shareholder. This practice, known as "householding," is designed to reduce our printing and postage costs. Upon written or oral request, we will mail a separate copy of this proxy statement and our Annual Report on Form 10-K to any shareholder at a shared address to which a single copy of each document was delivered. You may call, toll free, 866-540-7095, or write to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717 to request a separate copy.

Can I vote my shares by filling out and returning the notice?

No, the Notice identifies the items to be voted on at the annual meeting; you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to: (i) vote by internet, (ii) vote by telephone, and (iii) request and return a paper proxy card or voting instruction card.

Why didn't I receive a notice in the mail regarding the internet availability of proxy materials?

If you previously elected to access proxy materials over the internet, you will not receive a Notice in the mail. You should have received an email with links to the proxy materials and online proxy voting. Also, if you previously requested paper copies of the proxy materials or if applicable regulations required delivery of the proxy materials, you will not receive the Notice.

If you received a paper copy of the proxy materials or the Notice by mail, you can eliminate paper mailings in the future by electing to receive an email that will provide internet links to these documents. Opting to receive future proxy materials online will save us the cost of printing and mailing documents and help us conserve natural resources. Enrollment for electronic delivery is effective until revoked.

Who is a shareholder of record?

You are a shareholder of record if your shares are registered directly in your name with our transfer agent, Computershare. You will receive a Notice or these proxy materials by delivery directly to you. You are entitled to vote your shares by internet, telephone, at the virtual meeting, or, if you have requested printed proxy materials, by completing and returning the enclosed proxy card.

Who is a beneficial owner?

You are a beneficial owner if you hold your stock in a stock brokerage account, or through a bank or other nominee. Your shares are held in "street name" and the Notice or these proxy materials are being sent to you by your broker, bank or nominee, who is considered the shareholder of record. As a beneficial owner, you have the right to direct your broker, bank or nominee on how to vote. You may attend the annual meeting virtually, but you will need to provide a letter or statement from that firm that shows you were a beneficial owner of Spire shares on December 4, 2025. You may not vote these shares virtually at the annual meeting unless you request, complete and deliver a legal proxy from your broker, bank or nominee. If you requested printed proxy materials, your broker, bank or nominee provided a voting instruction card for you to use in directing the broker, bank or nominee on how to vote your shares.

How many shares must be present to hold the annual meeting?

A majority of our issued and outstanding shares entitled to vote at the annual meeting as of the record date must be virtually present or represented by proxy to have a quorum. As of December 4, 2025, there were 59,095,989 shares outstanding. Both abstentions and broker non-votes are counted as present for purposes of determining quorum.

How many votes are required for each item of business?

Election of directors

The election of directors requires the affirmative vote FOR each nominee of a majority of those shares entitled to vote and virtually present at the meeting or represented by proxy. Withheld votes and abstentions will have the effect of votes against the nominee, while broker non-votes will not be considered represented and will have no effect on the outcome.

Advisory approval of the compensation of our named executive officers

This proposal, which is non-binding, requires the affirmative vote of a majority of the shares entitled to vote and virtually present or represented by proxy at the meeting to be approved. Abstentions will have the effect of a vote against the proposal, while broker non-votes will not be counted as votes cast and will have no effect on the outcome.

Ratification of appointment of independent registered public accountant

This proposal requires an affirmative vote FOR of a majority of those shares entitled to vote and virtually present at the meeting or represented by proxy to be approved. Abstentions will have the effect of a vote against the proposal.

Voting matters

How do I vote?

You may vote on the internet, by telephone, by mail or by virtually attending the annual meeting through the link set forth in the Notice of Annual Meeting of Shareholders included in this proxy statement and voting by ballot. The internet and telephone voting procedures are designed to authenticate that you are a shareholder by use of a control number. The procedures allow you to confirm that your instructions have been properly recorded. If you vote by telephone or internet, you do not need to mail back your proxy card or voting instruction card.

By internet

If you have internet access, you may submit your proxy by following the instructions provided in the Notice, or, if you requested printed proxy materials, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card. On the internet voting site, you can confirm that your instructions have been properly recorded. If you vote on the internet, you can also request electronic delivery of future proxy materials.

By telephone

You can vote by telephone by following the instructions provided in the Notice, or, if you requested printed proxy materials, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card.

By mail

If you elected to receive printed proxy materials by mail, you may choose to vote by mail by marking your proxy card or voting instruction card, dating and signing it, and returning it in the postage-paid envelope provided. Please allow sufficient time for mailing if you decide to vote by mail.

At the annual meeting

This year's Annual Meeting of Shareholders will be held entirely online to allow for greater participation. Shareholders may participate in the annual meeting by visiting the following website: www.virtualshareholdermeeting.com/SR2026. To participate in the annual meeting, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials.

Shares held in your name as the shareholder of record may be voted electronically during the annual meeting by following the instructions on the screen. However, if your shares are held in the name of a bank, broker or the nominee, you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote at the annual meeting. You should allow yourself enough time prior to the annual meeting to obtain this proxy from the holder of record.

The shares voted electronically, by telephone or represented by proxy cards received, properly marked, dated, signed and not revoked, will be voted at the annual meeting.

If you hold your shares through a broker, please note that your broker will not be permitted to vote on your behalf for the first two proposals unless you provide instructions as to how to vote your shares. Voting your shares is important to ensure you are represented at the meeting. If you have any questions about the voting process, please contact the broker where you hold your shares.

Can I vote my shares that are held in the Company's dividend reinvestment and stock purchase plan or any of the Company's 401(k) plans?

If you participate in the Company's dividend reinvestment and stock purchase plan or in the Company Stock Fund of the Spire Employee Savings Plan, you are entitled to vote those shares. If you do not give voting instructions for shares owned by you through this plan, none of your shares held in the plan will be voted. To allow sufficient time for voting by the administrator and trustee of the plan, your voting instructions must be received by January 26, 2026.

How can I revoke or change my vote?

You may revoke your proxy at any time before it is voted at the meeting by:

- Sending timely written notice of revocation to the corporate secretary;
- Submitting another timely proxy by telephone, internet or proxy card; or
- Attending the annual meeting and voting your shares. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy executed in your favor from the holder of record to be able to vote at the meeting.

Other matters

How many votes do I have?

You are entitled to one vote for each share you owned on December 4, 2025.

What happens if I don't give specific voting instructions?

Shareholders of record

If you are a shareholder of record and you either indicate you want to vote as recommended by the Board of Directors or you return a signed proxy card but do not indicate how you want to vote, then your shares will be voted in accordance with the recommendations of the Board of Directors on all matters presented in this proxy statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the meeting. If you indicate a choice for any matter to be acted upon, the shares will be voted in accordance with your instructions.

Beneficial owners

If you hold shares in street name and do not provide instructions, your shares may constitute "broker non-votes" on certain proposals. Generally, broker non-votes occur on a non-routine proposal where a broker is not permitted to vote on that proposal without instructions from the beneficial owner and instructions are not given. Broker non-votes are considered present at the annual meeting, but not as voting on a matter. Thus, broker non-votes are counted as present for purposes of determining whether there is a quorum but are not counted for purposes of determining whether a matter has been approved. Broker non-votes will not affect the outcome of the votes on the first three proposals. If you do not provide instructions to your broker, under the rules of the NYSE, your broker will not be authorized to vote the shares it holds for you with respect to the first three proposals. Your broker has the discretion, however, to vote the shares it holds for you on the ratification of the independent registered public accountant.

Who counts the votes?

We hired Broadridge Financial Solutions as an independent tabulator of votes to ensure confidentiality of the voting process. However, if you write comments on your proxy card, the comments will be shared with us. We also have hired Broadridge Financial Solutions to serve as independent inspector of elections.

Requirements for submission of proxy proposals, nomination of directors and other business

Under the rules of the SEC, shareholder proposals intended to be included in the proxy statement for the annual meeting of shareholders in January 2026 must be received by the corporate secretary of Spire at its principal business office at the address set forth on page 26 of this proxy statement by August 19, 2026.

Also, the procedures to be used by shareholders to recommend nominees to the corporate governance committee are outlined on page 26 of this proxy statement. If a shareholder seeks to nominate a person or make a shareholder proposal from the floor of the annual meeting in January 2027, notice must be received by the corporate secretary at the Company's principal business offices no later than October 30, 2026, and not before October 1, 2026 (not less than 90 days nor more than 120 days, respectively, prior to January 29, 2027, which is the anniversary date of the 2026 Annual Meeting of Shareholders). Also, such proposal must be, under law, an appropriate subject for shareholder action to be brought before the meeting and comply with the notice provisions of the Company's bylaws. However, if next year's annual meeting is held on a date that is more than 30 days before or after January 29, 2027, the anniversary of the 2025 Annual Meeting of Shareholders, shareholder proposals that have not been submitted by the deadline for inclusion in the proxy statement and any nominations for director must be received by the close of business on the tenth day following the earlier of the date on which notice of the annual meeting is mailed or the date on which public disclosure of the date of the annual meeting is made. To comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees for next year's annual meeting must provide timely notice by the same deadline noted in the preceding sentences for the submission of nominations. Such notice must comply with the additional requirements of Rule 14a-19(b) under the Securities Exchange Act of 1934, as amended.

The Chair of the Board may refuse to allow the transaction of any business or to acknowledge the nomination of any person not made in compliance with the procedures set forth in the Company's bylaws.

Other matters

Proxy solicitation

We will pay the expense of soliciting proxies. Proxies may be solicited on our behalf by officers or employees by email, telephone, fax or special letter. We have hired Sodali & Co., 333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902, to assist us in the solicitation of proxies for a fee of $10,000, plus reimbursement for out-of-pocket expenses for those services.

Helpful resources

Board of Directors	
Spire Inc. Board	https://www.spireenergy.com/officers-directors
Board committee charters	
Audit committee	http://investors.spireenergy.com/governance/governance-documents
Compensation and human resources committee	http://investors.spireenergy.com/governance/governance-documents
Corporate governance committee	http://investors.spireenergy.com/governance/governance-documents
Financial reporting	
Annual Report	http://investors.spireenergy.com/filings-and-reports/annual-reports
Governance documents	
Code of Conduct	http://investors.spireenergy.com/governance/governance-documents
Corporate Governance Guidelines	http://investors.spireenergy.com/governance/governance-documents

Weblinks are provided for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

Contact information

Investor Relations
Megan L. McPhail
Managing Director, Investor Relations
Spire Inc.
700 Market Street, 6th Floor
St. Louis, MO 63101
314-309-6563
Megan.McPhail@SpireEnergy.com

Board of Directors
Chair of the Board
c/o Spire Inc.
700 Market Street, 6th Floor
St. Louis, MO 63101
Attn: Senior Vice President, Chief Administrative Officer and Corporate Secretary

Corporate Secretary
Courtney M. Vomund
Senior Vice President, Chief Administrative Officer and Corporate Secretary
Spire Inc.
700 Market Street, 6th Floor
St. Louis, MO 63101
314-342-0659
Courtney.Vomund@SpireEnergy.com

Transfer Agent
Computershare Trust Company N.A.
P.O. Box 43006
Providence, RI 02940-3006
800-884-4225

Schedule A: Reconciliation of operating income to adjusted operating income

Adjusted operating income is a non-GAAP financial measure used by the Board and management to measure corporate performance for purposes of the Annual Incentive Plan. Adjusted operating income is based on operating income for three business units (Gas Utility, Gas Marketing and Midstream), and the results are weighted by the budgets for each business unit. Adjusted operating income removes the impacts related to acquisition, divestiture and restructuring activities, mark-to-market adjustments, and other non-operational and non-recurring items.

These internal non-GAAP operating metrics should not be considered as an alternative to, or more meaningful than, GAAP measures.

The following table presents a reconciliation of operating income to adjusted operating income.

In millions	Gas utility	Gas marketing	Midstream	Other/ Eliminations	Consolidated
Operating income [GAAP]	$406.2	$ 42.1	$83.8	$(8.2)	$523.9
Fair value and timing adjustments	—	(10.4)	—	—	(10.4)
Pension and postretirement benefit non-service cost adjustments	4.9	—	(0.1)	—	4.8
Acquisition and restructuring activities	—	—	—	9.8	9.8
Other adjustments	1.7	(0.1)	(0.1)	(1.7)	(0.2)
Adjusted operating income [non-GAAP]	$412.8	$ 31.6	$83.6	$(0.1)	$527.9

Other matters

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Spire Inc.
700 Market Street
St. Louis, MO 63101

SpireEnergy.com